
ARS
P.E.
9-30-04


BCSB
BANKCORP

# BCSB Bankcorp, Inc.

## 2004 Annual Report


PROCESSED
JAN 11 2005


05000881


BCSB
BALTIMORE COUNTY SAVINGS BANK

## BCSB BANKCORP, INC.

BCSB Bankcorp, Inc. (the "Company") serves as the holding company for its wholly owned subsidiary, Baltimore County Savings Bank, F.S.B. (the "Bank"). Baltimore County Savings Bank, M.H.C. (the "MHC"), a federal mutual holding company, owns 63.7% of the Company's outstanding common stock. The Company has no significant activities other than its investment in the Bank. The Company is primarily engaged in the business of directing, planning and coordinating the business activities of the Bank.

The Bank is a federal savings bank operating through fifteen banking offices serving the Baltimore Metro area. The Bank's principal business consists of attracting deposits from the general public and investing these funds in loans secured by first mortgages on owner-occupied, single-family residences in the Bank's market area, and, to a lesser extent, other real estate loans, consisting of construction loans, single-family rental property loans and commercial real estate loans, and consumer loans, particularly automobile loans. The Bank derives its income principally from interest earned on loans and, to a lesser extent, interest earned on mortgage-backed securities and investment securities. Funds for these activities are provided principally by operating revenues, deposits and repayments of outstanding loans and investment securities and mortgage-backed securities.

## MARKET INFORMATION

The Company's common stock began trading under the symbol "BCSB" on the Nasdaq National Market System on July 9, 1998. There are currently 5,899,173 shares of the common stock outstanding and approximately 1011 holders of record of the common stock. Following are the high and low bid prices, by fiscal quarter, as reported on the Nasdaq National Market System during the periods indicated, as well as dividends paid on the common stock during each quarter.

| | High | Low | Dividends Per Share |
|---|---|---|---|
| Fiscal 2004 | | | |
| First quarter | $ 18.74 | $ 16.24 | $ .125 |
| Second quarter | 22.10 | 18.00 | .125 |
| Third quarter | 21.25 | 13.15 | .125 |
| Fourth quarter | 17.89 | 13.70 | .125 |
| Fiscal 2003 | | | |
| First quarter | $ 14.20 | $ 12.20 | $ .125 |
| Second quarter | 13.78 | 12.69 | .125 |
| Third quarter | 16.39 | 13.00 | .125 |
| Fourth quarter | 17.50 | 15.32 | .125 |

The stated high and low bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

## TABLE OF CONTENTS


BCSB Bankcorp, Inc. .......... (i)
Market Information .......... (i)
Letter to Stockholders .......... 1
Selected Consolidated Financial and Other Data .......... 2
Management's Discussion and Analysis of Financial Condition and Results of Operations .......... 4
Consolidated Financial Statements .......... F-1
Corporate Information .......... Inside Back Cover


BCSB
BCSB BANKCORP, INC.

**BCSB BANKCORP, INC.**

Mailing Address: P.O. Box 397, Perry Hall, MD 21128
Office Location: 4111 E. Joppa Road, Baltimore, MD 21236
410-256-5000
www.BALTCOSAVINGS.COM
E-Mail: BALTOSAV@Clark.Net

December 2004

Dear Stockholders and Friends:

The company's wholly owned subsidiary, Baltimore County Savings Bank, F.S.B. is celebrating its 50th Anniversary in 2005. It was founded in 1955 and was originally known as Baltimore County Building and Loan Association. Typical of many neighborhood associations of that era, Baltimore County Building and Loan was open one night a week for a couple of hours. It took in deposits from neighbors and made loans to homeowners in the local area. In 1972 the Board of Directors decided to open on a full time basis because of the rapid growth being experienced in eastern Baltimore County. At that time the Bank's assets totaled about $1,000,000.

By 1998 the bank had grown to $250,000,000 and had five branch locations. Again, the Board decided that to continue its operation in a rapidly changing world, conversion to a mutual holding company was the best course of action. The newly formed holding company, BCSB Bankcorp, Inc. raised $22,000,000 in a stock offering. Your investment has produced asset growth of over $520,000,000 to $773,618,000 as of September 30, 2004. Banking now takes place in 15 locations throughout the Baltimore area, and we are available 24/7 at www.baltcosavings.com.

In our 50th year, two new offices will open for business. One is located in the Honeygo Village Town Center and the other is in the Sparks area, just north of Hunt Valley. Both of these locations should provide excellent deposit growth potential as well as many lending opportunities.

With a full range of consumer and commercial services, and an excellent network of branch locations, the bank is well positioned for conducting business. Interest rates are low and the spread has been squeezed. To combat this, we have kept a large part of our assets in short maturities and emphasized short term liabilities. This has impacted profits in the past year and will affect the current year. Nevertheless, our balance sheet is in a good position to take advantage of rising rates, a trend which appears to have started in mid 2004.

The details of our transactions are on the following pages. The goal of the Board of Directors is to provide a financial institution that is safe and sound. This protects your investment and allows it to grow.

Very truly yours,

Gary C. Loraditch
President

# SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

**Selected Consolidated Financial Condition Data**

| | At September 30, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| | (In thousands) | | | | |
| Total assets | $ 773,618 | $668,198 | $587,065 | $390,883 | $325,879 |
| Loans receivable, net | 386,136 | 365,055 | 396,617 | 268,010 | 241,520 |
| Investment securities: | | | | | |
| Available for sale | 158,948 | 121,290 | 45,083 | 23,969 | - |
| Held to maturity | 2,497 | 2,500 | 4,496 | 18,494 | 41,158 |
| Mortgage-backed securities: | | | | | |
| Available for sale | 144,260 | 116,204 | 60,411 | 11,442 | - |
| Held to maturity | 26,631 | 18,394 | 33,691 | 41,655 | 19,824 |
| FHLB stock | 6,105 | 3,305 | 3,940 | 1,834 | 1,834 |
| Deposits | 580,622 | 551,929 | 498,785 | 325,786 | 268,882 |
| FHLB advances | 120,920 | 32,268 | 26,968 | 17,800 | 9,500 |
| Trust Preferred Securities | -- | 22,500 | 12,500 | -- | -- |
| Junior Subordinated Debentures | 23,197 | -- | -- | -- | -- |
| Stockholders' equity - substantially restricted | 44,129 | 44,768 | 45,306 | 42,730 | 43,343 |

**Selected Consolidated Operations Data**

| | For the Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| | (In thousands) | | | | |
| Interest income | $ 32,234 | $ 33,167 | $ 28,480 | $ 24,348 | $21,480 |
| Interest expense | 16,362 | 16,107 | 14,946 | 14,240 | 11,757 |
| Net interest income | 15,872 | 17,060 | 13,534 | 10,108 | 9,723 |
| Provision for loan losses | 487 | 1,359 | 509 | 332 | 162 |
| Net interest income after provision for loan losses | 15,385 | 15,701 | 13,025 | 9,776 | 9,561 |
| Other income | 1,379 | 1,587 | 1,053 | 738530 | |
| Non-interest expense | 15,735 | 15,336 | 11,363 | 10,330 | 8,967 |
| Income before income taxes | 1,029 | 1,952 | 2,715 | 184 | 1,124 |
| Income tax provision | 144 | 655 | 984 | 79 | 437 |
| Net income | $ 885 | $ 1,297 | $ 1,731 | $ 105 | $ 687 |
| Net Income per share of Common Stock Basic | $ .15 | $ .23 | $ .31 | $ .02 | $ .12 |
| Diluted | $ .15 | $ .22 | $ .30 | $ .02 | $ .12 |
| Cash dividend declared per share | $ .50 | $ .50 | $ .50 | $ .50 | $ .50 |

**Key Operating Ratios:**

| | At or for the Year Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| **Performance Ratios:** | | | | | |
| Return on average assets (net income divided by average total assets) | .12% | .21% | .37% | .03% | .22% |
| Return on average equity (net income divided by average equity) | 2.03 | 2.94 | 4.01 | .25 | 1.58 |
| Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost) | 2.43 | 2.81 | 2.94 | 2.58 | 2.77 |
| Net interest margin (net interest income divided by average interest-earning assets) | 2.41 | 2.90 | 3.15 | 2.99 | 3.26 |
| Ratio of average interest-earning assets to average interest-bearing liabilities | 99.48 | 103.38 | 105.92 | 109.70 | 112.46 |
| Ratio of non-interest expense to average total assets | 2.20 | 2.46 | 2.46 | 2.90 | 2.86 |
| Dividend payout ratio (dividends declared per share divided by net income per share) | 333.33 | 217.39 | 161.29 | 2,500.00 | 416.66 |
| **Asset Quality Ratios:** | | | | | |
| Nonperforming assets to total assets at end of period | .11 | .09 | .28 | .08 | .16 |
| Nonperforming loans to gross loans at end of period | .21 | .08 | .33 | .08 | .15 |
| Allowance for loan losses to gross loans at end of period | .63 | .70 | .55 | .55 | .55 |
| Allowance for loan losses to nonperforming loans at end of period | 296.67 | 899.33 | 158.09 | 653.97 | 366.32 |
| Provision for loan losses to gross loans | .12 | .12 | .12 | .12 | .06 |
| Net charge-offs to average loans outstanding | .16 | .22 | .09 | .07 | .01 |
| **Capital Ratios:** | | | | | |
| Equity to total assets at end of period | 5.70 | 6.70 | 7.72 | 10.91 | 13.30 |
| Average equity to average assets | 6.08 | 7.09 | 8.61 | 12.04 | 13.83 |

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## General

The Company was formed in June 1998 by the Bank to become the holding company for the Bank following the Bank's reorganization into the mutual holding company form of organization (the "Reorganization"). As part of the Reorganization, the Company became a majority-owned subsidiary of the MHC. The Reorganization was consummated on July 8, 1998. All references to the Company prior to July 8, 1998, except where otherwise indicated, are to the Bank.

The Company's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its interest earning assets and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the Company's net income also is affected by the level of other income, which primarily consists of fees and charges, and levels of non-interest expenses such as salaries and related expenses.

The operations of the Company are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Company's market area.

## Critical Accounting Policies

Management's discussion and analysis of the Company's financial condition is based on the consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to the allowance for loan losses.

Management believes the allowance for loan losses is a critical accounting policy that required the most significant estimates and assumptions used in the preparation of the consolidated financial statements. The allowance for loan losses is based on management's evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio. Management believes the allowance for loan losses is a significant estimated loss and therefore regularly evaluates it for adequacy by taking into consideration factors such as prior loan loss experience, the character and size of the loan portfolio, business and economic conditions and management's estimation of losses. The use of different estimates or assumptions could produce different provisions for loan losses. Refer to the discussion of Allowance for Loan Losses in Note 3 to the Consolidated Financial Statements for a detailed description of management's estimation process and methodology related to the allowance for loan losses. The Company adopted the disclosure only provisions of FASB Statement No. 123, see note 1 to the consolidated financial statements. The Company does not expect to expense the fair market value of stock options until required by accounting principles generally accepted in the United States of America.

## Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition and information provided by third-party vendors that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

**Data Processing**

The Company has entered into a long-term contract with Fiserv to provide data processing services beginning in November 2005. The Company anticipates net savings over the next six years of approximately $2.8 million. However, the Bank will experience a one time expense of approximately $273,000 before taxes due to the cancellation of the Electronic Banking portion of the current Intrieve contract. All other contracts will expire on September 30, 2005. This will be partially offset by a credit of $150,000 from Fiserv. The effect of this transaction on the first quarter of 2005 earnings will be a decrease to earnings.

**Asset/Liability Management**

The Company strives to achieve consistent net interest income and reduce its exposure to adverse changes in interest rates by attempting to match the terms to re-pricing of its interest-sensitive assets and liabilities. Factors beyond the Bank's control, such as market interest rates and competition, may also have an impact on the Bank's interest income and interest expense.

In the absence of any other factors, the overall yield or return associated with the Bank's earning assets generally will increase from existing levels when interest rates rise over an extended period of time, and conversely interest income will decrease when interest rates decrease. In general, interest expense will increase when interest rates rise over an extended period of time, and conversely interest expense will decrease when interest rates decrease. By managing the increases and decreases in its interest income and interest expense which are brought about by changes in market interest rates, the Bank can significantly influence its net interest income.

The senior officers of the Bank meet on a weekly basis to monitor the Bank's interest rate risk position and to set prices on loans and deposits to manage interest rate risk within the parameters set by the Board of Directors. The President of the Bank reports to the Board of Directors on a regular basis on interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Board of Directors reviews the maturities of the Bank's assets and liabilities and establishes policies and strategies designed to regulate the Bank's flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing the Bank's assets and liabilities is to maintain an acceptable interest rate spread while reducing the net effects of changes in interest rates. The Bank's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies.

The Bank's principal strategy in managing interest rate risk has been to emphasize the acquisition of short- and intermediate-term assets, including locally originated short term (15-years or less) fixed-rate mortgage loans and consumer loans, particularly automobile loans. In addition, in managing its portfolio of investment securities and mortgage-backed securities, the Bank in recent quarters has purchased investment securities so as to reduce the Bank's exposure to fluctuations in interest rates by purchasing adjustable rate mortgage backed securities and step-up agency notes. To further manage interest rate risk, the Bank may sell long term fixed rate loans into the secondary market, while retaining the servicing of said loans. Beginning in 2003, the Bank implemented a policy of selling fixed rate loans with terms of 15 years or more where the interest rate risk to the portfolio was significant relative to current market conditions and historical analysis.

In addition to shortening the average repricing period of its assets, the Bank has sought to lengthen the average maturity of its liabilities by adopting a tiered pricing program for its certificates of deposit, which provides higher rates of interest on its longer term certificates in order to encourage depositors to invest in certificates with longer maturities.

**Market Risk**

Management measures the Bank's interest rate risk by computing estimated changes in the net portfolio value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is the difference between incoming and outgoing discounted cash flows from assets and liabilities, with adjustments made for off-balance sheet items. These computations estimate the effect on the Bank's NPV of sudden and sustained increases and decreases in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the Bank's estimated NPV in the event of 1%, 2% and 3% increases in market interest rates, and in the event of a 1%, decrease in market interest rates. The following table presents the Bank's projected change in NPV for the various rate shock levels at September 30, 2004. All changes meet the Bank's policy requirements.

| Change | Net Portfolio Value | | | NPV as % of PV of Assets | |
|---|---|---|---|---|---|
| in Rates | $ Amount | $ Change (1) | % Change (2) | NPV Ratio (3) | Change (4) |
| | (Dollars in thousands) | | | | |
| +300 bp | $ 30,737 | $ (40,371) | (57)% | 4.24% | (484) bp |
| +200 bp | 44,973 | (26,134) | (37) | 6.04 | (304) bp |
| +100 bp | 58,853 | (12,254) | (17) | 7.70 | (138) bp |
| 0 bp | 71,107 | | | 9.08 | |
| -100 bp | 76,761 | 5,654 | 8 | 9.65 | 57 bp |

(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3) Calculated as the estimated NPV divided by average total assets.
(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

***Risk Measures: 200 bp rate shock***

| | At September 30, 2004 | At September 30, 2003 |
|---|---|---|
| Pre-Shock NPV Ratio: NPV as % of PV of Assets ............... | 9.08% | 10.14% |
| Exposure Measure: Post Shock NPV Ratio ........................... | 6.04 | 6.65 |
| Sensitivity Measure: Change in NPV Ratio ........................... | 304 bp | 349 bp |

The above table indicates that at September 30, 2004, in the event of sudden and sustained increases in prevailing market interest rates, the Bank's NPV would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Bank's NPV would be expected to increase, by a much smaller amount than if there were an increase in interest rates. The Bank's Board of Directors reviews the Bank's NPV position quarterly, and, if estimated changes in NPV are not within the targets established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board approved targets. At September 30, 2004, the Bank's estimated changes in NPV were within the targets established by the Board of Directors.

NPV is calculated by the Office of Thrift Supervision (OTS) by using information provided by the Bank. The calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions and market rates of interest provided by Bloomberg quotations and surveys performed during the quarter ended September 30, 2004, with adjustments made to reflect the shift in the Treasury yield curve between the survey date and the quarter-end date.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Actual values may differ from those projections set forth in the table, should market conditions vary from assumptions used in the preparation of the table. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the tables. Finally, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of an interest rate increase.

## Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yield and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the years ended September 30, 2004 and September 30, 2003. For the year ended September 30, 2002, average balances were computed using month-end balances. Total average assets are computed using month-end balances.

The table also presents information for the periods indicated with respect to the differences between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which banks have traditionally used as an indicator of profitability. Another indicator of net interest income is "net interest margin," which is its net interest income divided by the average balance of interest-earning assets.

| | Year Ended September 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | | 2002 | | |
| | Average Balance | Interest | Average Yield/ Cost | Average Balance | Interest | Average Yield/ Cost | Average Balance | Interest | Average Yield/ Cost |
| | (Dollars in thousands) | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Loans receivable (1) | $ 364,260 | $ 22,056 | 6.06 % | $ 384,219 | $25,949 | 6.75% | $ 295,694 | $21,816 | 7.38% |
| Mortgage backed securities | 142,337 | 5,548 | 3.90 | 97,510 | 4,020 | 4.12 | 68,897 | 3,638 | 5.28 |
| Investment securities and FHLB stock | 143,689 | 4,552 | 3.17 | 84,162 | 2,896 | 3.44 | 55,506 | 2,811 | 5.06 |
| Other interest-earning assets | 7,471 | 78 | 1.04 | 22,131 | 302 | 1.36 | 9,844 | 215 | 2.18 |
| Total interest-earning assets | 657,757 | 32,234 | 4.90 | 588,022 | 33,167 | 5.64 | 429,941 | 28,480 | 6.62 |
| Bank Owned Life Insurance | 11,912 | | | -- | | | -- | | |
| Non-interest-earning assets | 46,094 | | | 35,195 | | | 32,490 | | |
| Total assets | $ 715,763 | | | $ 623,217 | | | $ 462,431 | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Deposits | $ 571,105 | $ 13,553 | 2.37 % | $ 530,021 | $ 14,223 | 2.68% | $ 382,729 | 13,984 | 3.65% |
| FHLB advances | 66,141 | 1,723 | 2.60 | 24,588 | 1,224 | 4.98 | 18,142 | 773 | 4.26 |
| Trust Preferred Securities | 22,500 | 1,086 | 4.83 | 12,527 | 659 | 5.26 | 3,262 | 187 | 5.73 |
| Other liabilities | 1,449 | 0 | .00 | 1,648 | 1 | .06 | 1,775 | 2 | .11 |
| Total interest-bearing liabilities | 661,195 | 16,362 | 2.47 | 568,784 | 16,107 | 2.83 | 405,908 | 14,946 | 3.68 |
| Non-interest-bearing liabilities | 11,050 | | | 10,244 | | | 13,331 | | |
| Total liabilities | 672,245 | | | 579,028 | | | 419,239 | | |
| Stockholders' equity | 43,518 | | | 44,189 | | | 43,192 | | |
| Total liabilities and stockholders' equity | $ 715,763 | | | $ 623,217 | | | $462,431 | | |
| Net interest income | | $ 15,872 | | | $ 17,060 | | | $13,534 | |
| Interest rate spread | | | 2.43% | | | 2.81% | | | 2.94% |
| Net interest margin (2) | | | 2.41% | | | 2.90% | | | 3.15% |
| Ratio of average interest-earning assets to average interest-bearing liabilities | | | 99.48% | | | 103.38% | | | 105.92% |

(1) *Includes nonaccrual loans.*
(2) Represents net interest income divided by the average balance of interest-earning assets.

## Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rates (change in rate multiplied by old volume); and (iii) changes in rate/volume (changes in rate multiplied by the changes in volume).

| | Year Ended September 30, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 vs. 2003 | | | | 2003 vs. 2002 | | | |
| | Increase (Decrease) Due to | | | | | | | |
| | Volume | Rate | Rate/ Volume | Total | Volume | Rate | Rate/ Volume | Total |
| | (In thousands) | | | | | | | |
| Interest income: | | | | | | | | |
| Loans receivable | $(1,380) | $(2,651) | $ 138 | $(3,893) | $6,554 | $(1,863) | $(558) | $4,133 |
| Mortgage-backed securities | 1,842 | (215) | (99) | 1,528 | 1,513 | (799) | (332) | 382 |
| Investment securities and FHLB stock | 2,044 | (227) | (161) | 1,656 | 1,448 | (899) | (464) | 85 |
| Other interest-earning assets | (200) | (71) | 47 | (224) | 269 | (81) | (101) | 87 |
| Total interest-earning assets | 2,306 | (3,164) | (75) | (933) | 9,784 | (3,642) | (1,455) | 4,687 |
| Interest expense: | | | | | | | | |
| Deposits | 1,103 | (1,645) | (128) | (670) | 5,382 | (3,714) | (1,429) | 239 |
| FHLB advances | 2,069 | (584) | (987) | 498 | 275 | 130 | 46 | 451 |
| Trust Preferred Securities | 524 | (54) | (43) | 427 | 531 | (15) | (44) | 472 |
| Other liabilities | 0 | (1) | 0 | (1) | 0 | (1) | 0 | (1) |
| Total interest-bearing liabilities | 3,696 | (2,284) | (1,158) | 254 | 6,188 | (3,600) | (1,427) | 1,161 |
| Change in net interest income | $(1,390) | $ (880) | $1,083 | $(1,187) | $ 3,596 | $ (42) | $ (28) | $ 3,526 |

## Comparison of Financial Condition at September 30, 2004 and 2003

During the twelve months ended September 30, 2004, the Company's assets increased by $105.4 million, or 15.8% from $668.2 million at September 30, 2003 to $773.6 million at September 30, 2004. The Company's interest bearing deposits in other banks decreased by $8.6 million or 76.8%, from $11.2 million at September 30, 2003 to $2.6 million at September 30, 2004. The Company's investment portfolio available for sale increased $37.6 million or 31.0%, from $121.3 million at September 30, 2003 to $158.9 million at September 30, 2004. The Company's investment portfolio held to maturity remained stable at $2.5 million at September 30, 2003 and September 30, 2004. Loans receivable, net increased by $21.0 million, or 5.8%, from $365.1 million at September 30, 2003 to $386.1 million at September 30, 2004. The Company's mortgage-backed securities available for sale increased by $28.1 million, or 24.1%, from $116.2 million at September 30, 2003 to $144.3 million at September 30, 2004. The Company's mortgage-backed securities held to maturity increased by $8.2 million or 44.6% from $18.4 million at September 30, 2003 to $26.6 million at September 30, 2004. During the twelve months ended September 30, 2004 the Company purchased $11.9 million of Bank Owned Life Insurance. The preceding was accomplished in an effort to reduce interest rate risk in the balance sheet. The Bank was reluctant to make long-term low-rate loans in the low interest rate environment that prevailed during the twelve month period ended September 30, 2004. In recent years, the Company has placed emphasis on short term loans such as variable rate commercial loans, automobile loans, home equity loans and short term mortgages. The Company increased commercial real estate loans by $10.9 million, or 20.3% from $53.7 million at September 30, 2003 to $64.6 million at September 30, 2004.

Deposits increased by $28.7 million, or 5.2%, from $551.9 million at September 30, 2003 to $580.6 million at September 30, 2004. The increase in deposits was achieved through normal marketing efforts. The growth in deposits helped to fund security purchases. The security purchases have been short term balloon type products and adjustable mortgage products. Advances from Federal Home Loan Bank of Atlanta increased by $88.6 million, or 274.3% from $32.3 million at September 30, 2003 to $120.9 million at September 30, 2004. The funds were used to purchase securities and to fund loans. Accounts Payable Trade Date Securities decreased by $14.0 million or 100.0% from $14.0 million at September 30, 2003 to $0 at September 30, 2004. Trade date securities are commitments to settle security purchases in the near future.

Stockholders' equity decreased by $639,000, or 1.4%, from $44.8 million at September 30, 2003 to $44.1 million at September 30, 2004, which was partially attributable to the decrease in accumulated other comprehensive income of $985,000, from a loss of $770,000 at September 30, 2003 to a loss of $1.8 million at September 30, 2004. These unrealized losses are considered temporary as they reflect market values as of September 30, 2004 and are subject to change daily as interest rates fluctuate. This decrease is due to the adjustment for the available for sale securities recorded at market value in a rising rate environment and has no impact on the Bank's regulatory capital.

**Comparison of Financial Condition at September 30, 2003 and 2002**

During the twelve months ended September 30, 2003, the Company's assets increased by $81.1 million, or 13.8% from $587.1 million at September 30, 2002 to $668.2 million at September 30, 2003. Loans receivable, net decreased by $31.5 million, or 8.0%, from $396.6 million at September 30, 2002 to $365.1 million at September 30, 2003. The Company's mortgage-backed securities available for sale increased by $55.8 million, or 92.4%, from $60.4 million at September 30, 2002 to $116.2 million at September 30, 2003. The Company's mortgage-backed securities held to maturity decreased by $15.3 million or 45.4% from $33.7 million at September 30, 2002 to $18.4 million at September 30, 2003. The Company's investment portfolio available for sale increased $76.2 million or 169.0%, from $45.1 million at September 30, 2002 to $121.3 million at September 30, 2003. The Company's investment portfolio held to maturity decreased by $2.0 million or 44.4% from $4.5 million at September 30, 2002 to $2.5 million at September 30, 2003. The preceding was accomplished in an effort to reduce interest rate risk in the balance sheet. The Bank was reluctant to make long-term low-rate loans in the low interest rate environment that prevailed during the twelve month period ended September 30, 2003. In recent years, the Company has placed emphasis on short term loans such as automobile loans, home equity loans and short term mortgages. The Company increased automobile loans by $5.0 million, or 5.4% from $93.2 million at September 30, 2002 to $98.2 million at September 30, 2003.

Deposits increased by $53.1 million, or 10.6%, from $498.8 million at September 30, 2002 to $551.9 million at September 30, 2003. The increase in deposits was achieved through normal marketing efforts. The growth in deposits helped to fund security purchases. The security purchases have been short term balloon type products and adjustable mortgage products.

Stockholders' equity decreased by $538,000, or 1.2%, from $45.3 million at September 30, 2002 to $44.8 million at September 30, 2003, which was partially attributable to the decrease in accumulated other comprehensive income of $1.4 million from $665,000 at September 30, 2002 to $(771,000) at September 30, 2003.

**Comparison of Operating Results for the Years Ended September 30, 2004 and 2003**

*Net Income:* Net income decreased by $412,000, from $1.3 million for the year ended September 30, 2003 to $885,000 for the year ended September 30, 2004. The decrease was due primarily to a decrease in net interest income of $1.1 million, or 6.9% from $17.0 million for the year ended September 30, 2003 to $15.9 million for the year ended September 30, 2004. This was partially offset by decreases in the provision for loan losses and income taxes.

*Net Interest Income:* Net interest income decreased by $1.1 million or 6.9% from $17.0 million for the year ended September 30, 2003 to $15.9 million for the year ended September 30, 2004. The decrease in net interest income primarily was the result of decreases in the average rate in interest earning-assets and an increase in the average balance of interest bearing liabilities. Due to declining interest rates and loans re-pricing faster than deposits, the interest rate spread decreased 38 basis points from 2.81% for the year ended September 30, 2003 to 2.43% for the year ended September 30, 2004. The Company's ratio of average interest-earning assets to average interest-bearing liabilities decreased from 103.38% for the year ended September 30, 2003 to 99.48% for the year ended September 30, 2004. The Company's spread has decreased due to its strategy of making loans and purchasing mortgage backed securities and investments in a prevailing low rate economy. In an effort to avoid long term fixed rate assets in the current interest rate environment, the Company's investment strategy was to purchase securities that were short term in nature and had step-up provisions. Likewise, investments in mortgage-backed securities were primarily in adjustable loan products or maturities of ten years or less. Additionally, the ratio of interest earning assets to interest bearing liabilities decreased because of investments in Bank Owned Life Insurance products which produced income not classified as interest income. Improvements in spread should occur as interest rates rise and the company has the resources from either re-pricing assets or new funds received.

*Interest Income.* Interest income decreased by $932,000, or 2.8% from $33.2 million for the year ended September 30, 2003 to $32.2 million for the year ended September 30, 2004. Interest and fees on loans decreased by $3.8 million, or 14.7%, from $25.9 million for the year ended September 30, 2003 to $22.1 million for the year ended September 30, 2004. This was primarily due to a decrease in the average yield on loans of 69 basis points from 6.75% at September 30, 2003 to 6.06% at September 30, 2004, and a $20.0 million decrease in the average balance of loans receivable from $384.2 million at September 30, 2003 to $364.2 million at September 30, 2004. The decrease in the average balance of loans was primarily attributable to increased competition in the refinancing market, current economic conditions and management's reluctance to make long-term low-rate loans in the low interest rate environment that prevailed during the period. The decrease in the average yield was attributed to the prevailing market rates in the economy. Interest on mortgage-backed securities increased by $1.5 million or 38.0% from $4.0 million for the year ended September 30, 2003 to $5.5 million for the year ended September 30, 2004. This increase was primarily due to the increase in the average balance of mortgage-backed securities from $97.5 million at September 30, 2003 to $142.3 million at September 30, 2004. The increase in the average balance more than offset a decrease in the average rate from 4.12% at September 30, 2003 to 3.90% at September 30, 2004. Interest and dividends on investment securities increased by $1.6 million or 57.2% from $2.9 million for the year ended September 30, 2003 to $4.6 million for the year ended September 30, 2004. This was primarily due to an increase in the average balance of investments of $59.5 million, or 70.7% from $84.2 million for the year ended September 30, 2003 to $143.7 million for the year ended September 30, 2004. The increase in the average balance more than offset a decrease in the average yield on investments from 3.44% for the year ended September 30, 2003 to 3.17% for the year ended September 30, 2004.

*Interest Expense.* Interest expense, which consists of interest on deposits, interest on borrowed money and other interest expense increased from $16.1 million for the year ended September 30, 2003 to $16.4 million for the year ended September 30, 2004 a change of $255,000 or 1.6%. Interest on deposits decreased $670,000 from $14.2 million at September 30, 2003 to $13.6 million at September 30, 2004 due to a decrease in the average yield on deposits of 31 basis points from 2.68% for the year ended September 30, 2003 to 2.37% for the year ended September 30, 2004. This was partially offset by an increase in the average balance of deposits of $41.1 million, or 7.8% from $530.0 million at September 30, 2003 to $571.1 million at September 30, 2004. The Company was able to increase its deposits through normal marketing efforts. Interest on short-term borrowings increased by $162,000 or 100.6% for the year ended September 30, 2004. Interest on long-term borrowings increased by $336,000 or 31.6% for the year ended September 30, 2004. This increase was primarily due to an increase of $41.5 million in the average balances of advances from the Federal Home Loan Bank of Atlanta during the year ended September 30, 2004. Also contributing to interest expense was interest on the Trust Preferred Securities/Junior Subordinated Debentures which increased by $427,000 from $659,000 for the year ended September 30, 2003 to $1.1 million for the year ended September 30, 2004. This increase was due to the increase in the average balance of Trust Preferred Securities/Junior Subordinated Debenture from $12.5 million during 2003 to $22.5 million during 2004.

*Provision for Loan Losses:* The Company's significant accounting policies are set forth in Note 1 of Notes to Consolidated Financial Statements. Of these significant accounting policies, the Company considers its policy regarding the allowance for loan losses to be its most critical accounting policy, because it requires management's most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and therefore the provision for loan losses and results of operations. The Company has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. The Company's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management at the time of the issuance of the consolidated financial statements.

The Company charges provisions for loan losses to earnings to maintain the total allowance for loan losses at a level management considers adequate to provide for probable loan losses. In determining the provision, management considers prior loss experience, current economic conditions and the probability of these conditions affecting future loan performance. The Company made a provision for losses of $487,000 for the year ended September 30, 2004, as compared to $1.4 million for the year ended September 30, 2003, representing a decrease of $872,000. This decrease was partially attributable to the decrease in the average balance of loans of $20.0 million, or 5.2% from $384.2 million to $364.2 million. Loan chargeoffs for the year ended September 30, 2004 were $1.0 million as compared to $1.2 million for the year ended September 30, 2003, a decrease of $218,000. Loan charge offs decreased due to the absence of a commercial loan loss of $569,000 which was charged off during the year ended September 30, 2003. Loan recoveries were $423,000 for the year ended September 30, 2004 compared to $379,000 for the year ended September 30, 2003. Non performing loans at September 30, 2004 were $872,000 as compared to $300,000 at September 30, 2003. The increase in non performing loans was partially due to two delinquent commercial real estate loans with an aggregate balance of $606,000 which are well collateralized. The Bank does not expect to incur a loss from these two loans. The total loss allowance allocated to loans is $2.6 million. In establishing such provisions, management considered an analysis of the risk inherent in the loan portfolio.

*Other Income.* Other income decreased by $209,000, or 13.2% from $1.6 million for the year ended September 30, 2003 to $1.4 million for the year ended September 30, 2004. This decrease in other income for the year ended September 30, 2004 was partially attributable to losses on repossessed assets of $255,000, and a decrease of $345,000 in mortgage banking operations from $300,000 for the year ended September 30, 2003 to a $45,000 loss for the year ended September 30, 2004. Gains from the sale of investments and mortgage backed securities also decreased $262,000 from $284,000 for the year ended September 30, 2003 to $22,000 for the year ended September 30, 2004. These decreases were partially offset by increases in fees on transaction accounts and income from Bank Owned Life Insurance. Fees on transaction accounts increased by $218,000 for the year ended September 30, 2004 due to an increase in the volume of transaction accounts. Income from Bank Owned Life Insurance increased $487,000 from $0 for the year ended September 30, 2003 to $487,000 for the year ended September 30, 2004.

*Non-interest Expenses.* Total non-interest expenses increased by $399,000, or 2.6%, from $15.3 million for the year ended September 30, 2003 to $15.7 million for the year ended September 30, 2004. The increase in non-interest expenses was due to increases in salaries and related expenses of $371,000, or 4.4%. Occupancy expense also increased by $179,000, from $1.6 million for the year ended September 30, 2003 to $1.8 million for the year ended September 30, 2004. This was mainly due to normal increases in rent and electricity. Advertising expense also increased by $137,000 or 18.7%, from $733,000 for the year ended September 30, 2003 to $870,000 for the year ended September 30, 2004. This increase was due to additional advertising and increased advertising cost during the period. These increases were partially offset by decreases in equipment expenses and telephone postage and office supplies. Equipment expense decreased by $173,000, or 13.4% from $1.3 million for the year ended September 30, 2003 to $1.1 million for the year ended September 30, 2004. This decrease was primarily due to decreased equipment repairs and decreased depreciation expense. Telephone, postage and office supplies decreased by $43,000 or 6.9% from $623,000 for the year ended September 30, 2003 to $580,000 for the year ended September 30, 2004. This decrease was achieved through the increased use of interoffice mail and e-mail.

*Income Taxes.* The Company's income tax expense was $144,000 and $655,000 for the year ended September 30, 2004 and 2003, respectively. The Company's effective tax rates were 14.0% and 33.6% for the year ended September 30, 2004 and 2003, respectively. The decrease in the effective tax rate was primarily attributable to the Bank's earning non-taxable income from the Bank Owned Life Insurance.

**Comparison of Operating Results for the Years Ended September 30, 2003 and 2002**

*Net Income:* Net income decreased by $434,000, from $1.7 million for the year ended September 30, 2002 to $1.3 million for the year ended September 30, 2003. The decrease was due primarily to an $850,000, or 167.0% increase in the provision for loans losses due to a large commercial loan charge off, and an increase in non interest expenses of $4.0 million, or 35.0% from $11.4 million at September 30, 2002 to $15.3 million at September 30, 2003. This decrease was partially offset by an increase in net interest income of $3.5 million, or 26.1% from $13.5 million at September 30, 2002 to $17.0 million at September 30, 2003.

*Net Interest Income:* Net interest income increased by $3.5 million or 26.1% from $13.5 million for the year ended September 30, 2002 to $17.0 million for the year ended September 30, 2003. The increase in net interest income primarily was the result of increases in the volume of interest-earning assets. These increases allowed the Company to improve net interest income despite a 13 basis point decrease in interest rate spread. The Company's ratio of average interest-earning assets to average interest-bearing liabilities decreased from 105.9% for the year ended September 30, 2002 to 103.4% for the year ended September 30, 2003. Interest rate spread decreased from 2.94% at September 30, 2002, to 2.81% at September 30, 2003 due to declining interest rates as assets re-priced more rapidly than deposits.

*Interest Income:* Interest income increased by $4.7 million, or 16.5%, from $28.5 million for the year ended September 30, 2002 to $33.2 million for the year ended September 30, 2003. Interest and fees on loans increased by $4.1 million, or 18.9% from $21.8 million at September 30; 2002 to $25.9 million at September 30, 2003. This increase was due primarily to an increase in the average balance of loans of $88 million, from $295.7 million at September 30, 2002 to $384.2 million at September 30, 2003. Which more than offset a decrease in the average yield on loans of 63 basis points from 7.38% for the period ended September 30, 2002 to 6.75% for the period ended September 30, 2003. The increase in the average balance of loans was primarily attributable to the merger with WHG Bancshares which consisted of $116.8 million in loans receivable. Also contributing to the increase in interest income was $382,000, or 10.5% increase in interest on mortgage backed securities, which increased primarily due to an increase in the average balance of mortgage backed securities from $68.9 million at September 30, 2002 to $97.5 million at September 30, 2003. Interest and dividends on investment securities also increased $85,000, or 3.0%. Other interest income increased by $87,000 of 40.5% from $215,000 at September 30, 2002 to $302,000 at September 30, 2003.

*Interest Expense:* Interest expense increased by $1.2 million or 7.8% from $14.9 million for the year ended September 30, 2002 to $16.1 million for the year ended September 30, 2003. This increase was due to an increase in the average volume of deposits, which are the largest component of the Company's interest-bearing liabilities. The average balance of deposits increased by $147.3 million, or 38.5%, from $382.7 million at September 30, 2002 to $530.0 million at September 30, 2003. The Company was able to increase its deposits through its use of advertising and the acquisition of WHG Bancshares. The increase in interest expense was partially offset by a decrease of 97 basis points in the average yield paid on deposits, from 3.65% for the year ended September 30, 2002 to 2.68% for the year ended September 30, 2003. Also contributing to the increase in interest expense was an increase in interest paid on short-term borrowings of $42,000 from $119,000 at September 30, 2002 to $161,000 at September 30, 2003, and interest on long-term borrowings increased by $410,000. This increase was primarily due to an increase of $6.4 million in Federal Home Loan Bank of Atlanta average advances. With the acquisition of WHG Bancshares the bank acquired longer term higher rate advances. Interest on trust preferred securities also contributed to increased interest expense. Interest on the Trust Preferred Securities increased $470,000 from $189,000 at September 30, 2002 to $659,000 at September 30, 2003, primarily due to a full year's interest expense on $12.5 million for the year ended September 30, 2003 compared to a partial year for the year ended September 30, 2002. Interest expense was only slightly impacted by the $10.0 million issuance of trust preferred securities on September 29, 2003. However it is expected to result in approximately $458,000 of interest expense in the next year.

*Provision for Loan Losses:* The Company's significant accounting policies are set forth in Note 1 of Notes to Consolidated Financial Statements. Of these significant accounting policies, the Company considers its policy regarding the allowance for loan losses to be its most critical accounting policy, because it requires management's most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and therefore the provision for loan losses and results of operations. The Company has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. The Company's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management at the time of the issuance of the consolidated financial statements.

Provisions for loan losses are charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses, based on prior experience, volume and type of lending conducted by the Company, industry standards and past due loans in the Company's loan portfolio. The Company established provisions for loan losses of $1.4 million and $509,000 for the years ended September 30, 2003 and 2002, respectively. In establishing such provisions, management considered the delinquency of its loan portfolio as well as a review of classified assets. The $1.4 million in provisions for loan losses included the replenishment of the allowance due to the charge off of $569,000 for a commercial loan. In addition, management considered the level of the Company's non-performing loans, which were $300,000 and $1,391,000 at September 30, 2003 and September 30, 2002 respectively.

*Other Income:* Other income increased by $534,000, or 50.7% from $1.1 million for the year ended September 30, 2002 to $1.6 million for the year ended September 30, 2003. The increase in other income for the year ended September 30 2003 was partially attributable to gains on the sale of loans of $344,000 for the year ended September 30, 2003 compared to $230,000 for the year ended September 30, 2002. There was also a gain on the sale of Mortgaged Backed Securities of $230,000 for the year ended September 30, 2003, compared to a gain of $2,000 for the year ended September 30, 2002. These gains were achieved through the Company's implementation of a strategy to mitigate interest rate risk. These gains may not be achieved in the future should market conditions change. Fees on transaction accounts increased by $128,000 due to the increase in the volume of transaction accounts. Servicing fee income decreased $57,000 from $13,000 for the year ended September 30, 2002 to $(44,000) for the year ended September 30, 2003. This decrease was attributable to accelerated amortization of the servicing premium on loans sold due to payoffs.

*Non-interest Expenses:* Total non-interest expenses increased by $4.0 million, or 35.0%, from $11.4 million for the year ended September 30, 2002 to $15.3 million for the year ended September 30, 2003. The increase in non-interest expenses was due to increases in salaries and related expenses of $2.3 million, or 38.2%. The increase in salaries was partially due to the increased personnel due to the merger with WHG Bancshares and increased loan personnel as the Company attempts to diversify into the commercial loan market. The increase in non-interest expenses also was due in part to the absence of a credit to compensation expense of $169,000 for the year ended September 30, 2002 for the directors retirement plan due to the decline of value of the shares held in the Rabbi-Trust. The Company established the Rabbi-Trust to hold shares of Company Common Stock in connection with the Company's obligation to pay deferred compensation under the Directors' Retirement Plan. The related deferred compensation obligation was classified as a liability and adjusted with a corresponding charge (or credit) to compensation cost by multiplying the number of shares owned by the Rabbi Trust by the change in the fair market value of each share, to reflect changes of the amount owed to the directors. No future adjustments to compensation expense for the Rabbi-Trust are required as a result of stockholder approval of an amendment to the Directors' Retirement Plan at the 2002 annual meeting of stockholders.

The Company also experienced increases of $533,000, or 55.6% in data processing expenses, from $958,000 at September 30, 2002 to $1.5 million at September 30, 2003. This increase was primarily due to an increased number of transaction accounts due to the merger with WHG Bancshares and a rate increase. Occupancy expense increased by $391,000 or 31.3% from $1.2 million at September 30, 2002 to $1.6 million at September 30, 2003. The Company also experienced increases of $335,000, or 35.1% in property and equipment expense and an increase of $165,000, or 36.1% in telephone, postage and office supplies. These increases were due to the cost of the additional branch offices acquired in the WHG Bancshares merger.

*Income Taxes:* The Company's income tax expense was $655,000 and $984,000 for the years ended September 30, 2003 and September 30, 2002 respectively. The Company's effective tax rate was 33.6% and 36.2% for the years ended September 30, 2003 and 2002 respectively. The reduction in the effective tax rate for the year ended September 30, 2003 was due to an increase in interest on state tax exempt securities.

**Liquidity and Capital Resources**

The Company has no business other than that of the Bank and investing the net stock issuance proceeds retained by it. The Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Company.

At September 30, 2004, the Bank exceeded all regulatory minimum capital requirements. For information regarding the Bank's retained earnings as reported in its financial statements at September 30, 2004 to its tangible, core and risk-based capital levels and a comparison of regulatory requirements, see Note 14 of Notes to Consolidated Financial Statements.

June, 2003, the company issued $12,887,000 of junior subordinated debentures (the debentures) to BCSB Bankcorp Capital Trust I (the Trust), a Delaware business trust, in which the Company owns all of the common equity. The debentures carry a rate of 3.65% over the three month LIBOR rate, and resets quarterly, the rate was 5.67% and 4.76% at September 30, 2004 and 2003 respectively.

The debentures are the sole asset of BCSB Bankcorp Capital Trust I. BCSB Bankcorp Capital Trust I issued $12,500,000 of mandatory redeemable preferred securities to investors. The Company's obligation under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of BCSB Bankcorp Capital Trust I obligations under the preferred securities. The Preferred securities are redeemable by the Company on or after June 30, 2007 or under certain conditions in whole but not in part at any time at a redemption price equal to 103% of the principal amount plus any accrued interest.

September, 2003, the company issued $10,310,000 of junior subordinated debentures (the debentures) to BCSB Bankcorp Capital Trust II (the Trust), a Delaware business trust, in which the Company owns all of the common equity. The debentures carry a rate of 3.00% over the three month LIBOR rate, and resets quarterly, the rate was 4.60% and 4.16% at September 30, 2004 and 2003 respectively. The debentures are the sole asset of BCSB Bankcorp Capital Trust II. BCSB Bankcorp Capital Trust II issued $10,000,000 of mandatory redeemable preferred securities to investors. The Company's obligation under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of BCSB Bankcorp Capital Trust II obligations under the preferred securities. The Preferred securities are redeemable by the Company on or after October 7, 2008 or under certain conditions in whole but not in part at any time at a redemption price equal to 103% of the principal amount plus any accrued interest.

The Company's primary sources of funds are deposits and proceeds from maturing investment securities and mortgage-backed securities and principal and interest payments on loans. While maturities and scheduled amortization of mortgage-backed securities and loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors.

The primary investing activities of the Company are the origination of loans and the purchase of investment securities and mortgage-backed securities. During the years ended September 30, 2004, 2003, and 2002, the Bank had $148.6 million, $159.2 million and $129.2 million respectively, of loan originations. During the years ended September 30, 2004, 2003 and 2002, the Company purchased investment securities in the amounts of $77.8 million, $161.1 million, and $72.8 million respectively, and mortgage-backed securities in the amounts of $73.2 million, $108.8 million, and $52.8 million respectively. The primary financing activity of the Company is the attraction of savings deposits.

The Company has other sources of liquidity if there is a need for funds. The Bank has the ability to obtain advances from the FHLB of Atlanta. In addition, the Company maintains a portion of its investments in interest-bearing deposits at other financial institutions that will be available, if needed.

The Bank's average daily liquidity ratio for the month of September 2004 was approximately 47.6%. Management seeks to maintain a relatively high level of liquidity in order to retain flexibility in terms of investment opportunities and deposit pricing. Because liquid assets generally provide for lower rates of return, the Bank's relatively high liquidity will, to a certain extent, result in lower rates of return on assets.

The Company's most liquid assets are cash, interest-bearing deposits in other banks and federal funds sold, which are short-term, highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash. The levels of these assets are dependent on the Company's operating, financing and investing activities during any given period. At September 30, 2004, cash, interest-bearing deposits in other banks and federal funds sold totaled $14.9 million, $2.6 million and $384,000, respectively.

The Company anticipates that it will have sufficient funds available to meet its current commitments. Certificates of deposit which are scheduled to mature in less than one year at September 30, 2004 totaled $201.4 million. Based on past experience, management believes that a significant portion of such deposits will remain with the Bank. The Bank is a party to financial instruments with off-balance-sheet risk made in the normal course of business to meet the financing needs of its customers. These financial instruments are standby letters of credit, lines of credit and commitments to fund mortgage loans and involve to varying degrees elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments express the extent of involvement the Bank has in this class of financial instruments and represents the Bank's exposure to credit loss from nonperformance by the other party. The Bank generally requires collateral or other security to support financial instruments with off-balance-sheet credit risk. At September 30, 2004, the Bank had commitments under standby letters of credit, lines of credit and commitments to originate mortgage loans of $634,000, $24.3 million and $7.6 million, respectively. See Note 3 of Notes to Consolidated Financial Statements.

The Company announced a stock repurchase program on February 14, 2001. The company repurchased 740 shares at an aggregate cost of $9,000, 864 shares at an aggregate cost of $14,000 and 420 shares at an aggregate cost of $6,000 during the years ended September 30, 2002, 2003 and 2004 respectively.

In keeping with the Company's stated policy, quarterly dividends were declared on November 26, 2003, February 26, June 9, and August 25, 2004 of 12.5¢ each. In keeping with Federal regulations, Baltimore County Savings Bank, M.H.C. (the "MHC") applied for, and elected to waive receipt of, dividends from the Company as to its shares, which amounted to 3,754,960 shares as of December 1, 2004, or 63.7% of all outstanding shares of the Company's common stock. The dividend rate is based in part on the Bank's strong capital position (see Note 14 of Notes to Consolidated Financial Statements) and the flexibility of the mutual holding company structure whereby the MHC, with regulatory approval, has waived dividends otherwise payable to it. This has enabled the Bank to reward its public shareholders with a strong dividend stream while retaining sufficient capital to support Company operations, earnings growth and the Bank's branch expansion business plan.

**Commitments, Contingencies and Off-balance Sheet Arrangements**

The Company is a party to financial instruments with off-balance sheet risk including commitments to extend credit under existing lines of credit and commitments to sell loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Off-balance sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

| | September 30, 2004 | September 30, 2003 |
|---|---|---|
| | (dollars in thousands) | |
| Commitments to originate new loans | $ 7,616 | $ 10,600 |
| Unfunded commitments to extend credit under existing equity line and commercial lines of credit | 24,330 | 20,410 |
| Commercial letters of credit | 634 | 419 |

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally expire within 30 to 45 days. Most equity line commitments for the unfunded portion of equity lines are for a term of 20 years, and commercial lines of credit are generally renewable on an annual basis. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

### Contractual Obligations

The following table sets forth the Company's contractual obligations as of September 30, 2004.

| | Payments due by period (Dollars in thousands) | | | | |
|---|---|---|---|---|---|
| | Less than 1 year | 1-3 years | 4-5 years | Over 5 years | Total |
| Time Deposits | $ 201,421 | $ 162,534 | $ 27,939 | $ -- | $ 391,894 |
| Long-term borrowings | 77,100 | 25,000 | 9,000 | 9,000 | 120,100 |
| Junior Subordinated Debenture | -- | -- | -- | 23,197 | 23,197 |
| Lease obligations | 990 | 3,271 | 1,587 | 8,290 | 14,138 |
| Total contractual cash Obligations | $ 279,511 | $ 190,805 | $ 38,526 | $ 40,487 | $549,329 |

### Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

### Off-Balance Sheet Arrangements

As of the date of this Annual Report, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, except for the guarantees made by the Company with respect to the trust preferred securities issued by each of the Business Trust and the Statutory Trust, which are discussed in the "Liquidity and Capital Resources" subsection of this Annual Report and in footnote 9 to the audited financial statements. The term "off-balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the Company is a party under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets. Additionally, the Bank does have commitments to originate loans in the ordinary course of business, as disclosed herein.

### Impact of New Accounting Standards

On March 31, 2004, the FASB ratified Emerging Issues Task Force Issue No 03-1, "The Meaning of Other-Than–Temporary Impairment and Its Application to Certain Investments, ("EITF 03-1"), which provides guidance on recognizing other-than-temporary impairments on certain investments. EITF 03-1 is effective for other-than-temporary impairment evaluations for investments accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as well as non-marketable securities accounted for under the cost method for reporting periods beginning after June 15, 2004. On September 30, 2004, the FASB directed the staff to delay the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. This delay will be superseded concurrent with the final issuance of FSP EITF 03-1a. During the period of delay, the Company continues to apply the relevant "other-than-temporary guidance under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Beard Miller
Company LLP
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
BCSB Bankcorp, Inc.
Baltimore, Maryland

We have audited the consolidated statements of financial condition of BCSB Bankcorp, Inc. and Subsidiaries as of September 30, 2004 and September 30, 2003 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BCSB Bankcorp, Inc. and Subsidiaries as of September 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

November 30, 2004
Baltimore, Maryland

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

| | September 30, 2004 | September 30, 2003 |
|---|---|---|
| | *(dollars in thousands except per share data)* | |
| **Assets** | | |
| Cash | $ 14,852 | $ 11,032 |
| Interest bearing deposits in other banks | 2,579 | 11,188 |
| Federal funds sold | 384 | 988 |
| Cash and Cash Equivalents | 17,815 | 23,208 |
| Interest bearing time deposits | 100 | 100 |
| Investment securities, available for sale | 158,948 | 121,290 |
| Investment securities, held to maturity (fair value approximates $2,496) | 2,497 | 2,500 |
| Loans receivable, net of allowances of ($2,587) and ($2,698) | 386,136 | 365,055 |
| Loans held for sale | -- | 248 |
| Mortgage backed securities, available for sale | 144,260 | 116,204 |
| Mortgage backed securities, held to maturity (fair value approximates $26,895) | 26,631 | 18,394 |
| Premises and equipment, net | 9,240 | 9,227 |
| Federal Home Loan Bank of Atlanta stock, at cost | 6,105 | 3,305 |
| Bank owned life insurance | 11,912 | -- |
| Goodwill and other intangible assets | 2,656 | 2,715 |
| Accrued interest and other assets | 7,318 | 5,952 |
| Total assets | $773,618 | $668,198 |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities | | |
| Deposits: | | |
| Non-interest bearing | 19,309 | 17,929 |
| Interest-bearing | 561,313 | 534,000 |
| Total Deposits | 580,622 | 551,929 |
| Federal Home Loan Bank of Atlanta advances | 120,920 | 32,268 |
| Trust preferred securities | -- | 22,500 |
| Junior subordinated debenture | 23,197 | -- |
| Accounts payable trade date securities | -- | 13,998 |
| Other liabilities | 4,750 | 2,735 |
| Total liabilities | $729,489 | $623,430 |
| Commitments and contingencies (Notes 3, 5, 7, 8, 9, 10, 11, 12 and 13) | | |
| Stockholders' Equity | | |
| Common stock (par value $.01 – 13,500,000 authorized, 5,899,173 and 5,885,593 shares issued and outstanding at September 30, 2004 and 2003, respectively) | 59 | 59 |
| Additional paid-in capital | 20,969 | 20,652 |
| Obligation under rabbi trust | 1,222 | 1,243 |
| Retained earnings (substantially restricted) | 25,407 | 25,557 |
| Accumulated other comprehensive (loss) (net of taxes) | (1,755) | (770) |
| Employee stock ownership plan | (593) | (776) |
| Stock held by rabbi trust | (1,180) | (1,197) |
| Total stockholders' equity | 44,129 | 44,768 |
| Total liabilities and stockholders' equity | $773,618 | $668,198 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | For Years Ended September 30, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | *(dollars in thousands except per share data)* | | |
| Interest and fees on loans | $ 22,056 | $ 25,948 | $ 21,816 |
| Interest on mortgage backed securities | 5,548 | 4,020 | 3,638 |
| Interest and dividends on investment securities | 4,552 | 2,896 | 2,811 |
| Other interest income | 78 | 302 | 215 |
| Total interest income | 32,234 | 33,166 | 28,480 |
| Interest on deposits | 13,553 | 14,223 | 13,984 |
| Interest on borrowings – short term | 323 | 161 | 119 |
| Interest on borrowings – long term | 1,400 | 1,064 | 654 |
| Other interest expense | 1,086 | 659 | 189 |
| Total interest expense | 16,362 | 16,107 | 14,946 |
| Net interest income | 15,872 | 17,059 | 13,534 |
| Provision for losses on loans | 487 | 1,359 | 509 |
| Net interest income after provision for losses on loans | 15,385 | 15,700 | 13,025 |
| Other Income | | | |
| Mortgage Banking Operations | (45) | 300 | 243 |
| Fees on transaction accounts | 759 | 541 | 413 |
| Gain from sale of investments and mortgage backed securities | 22 | 284 | 94 |
| Income from Bank Owned Life Insurance | 487 | -- | -- |
| Miscellaneous income | 156 | 463 | 303 |
| Net other income | 1,379 | 1,588 | 1,053 |
| Non-Interest Expenses | | | |
| Salaries and related expense | 8,810 | 8,439 | 6,106 |
| Occupancy expense | 1,821 | 1,642 | 1,251 |
| Data processing expense | 1,560 | 1,490 | 958 |
| Property and equipment expense | 1,115 | 1,288 | 953 |
| Advertising | 870 | 733 | 763 |
| Telephone, postage and office supplies | 580 | 623 | 457 |
| Other expenses | 979 | 1,121 | 875 |
| Total non-interest expenses | 15,735 | 15,336 | 11,363 |
| Income before tax provision | 1,029 | 1,952 | 2,715 |
| Income tax provision | 144 | 655 | 984 |
| Net income | $ 885 | $ 1,297 | $ 1,731 |
| Net Income Per Share of Common Stock | | | |
| Basic | $ 0.15 | $ 0.23 | $ 0.31 |
| Diluted | $ 0.15 | $ 0.22 | $ 0.30 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland
# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED SEPTEMBER 30, 2004, 2003, AND 2002

| | Common Stock | Additional Paid-In Capital | Obligation Under Rabbi Trust | Retained Earnings | Accumulated Other Comprehensive Income (loss) Net of Taxes | Employee Stock Ownership Plan | Stock Held By Rabbi Trust | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | *(dollars in thousands except per share data)* | | | | | | | |
| Balance – October 1, 2001 | $59 | $20,116 | $ -- | $24,556 | $282 | $(1,143) | $(1,140) | $42,730 |
| Compensation under stock-based Benefit plans | -- | 135 | -- | -- | -- | 183 | -- | 318 |
| Exercised options | -- | 60 | -- | -- | -- | -- | -- | 60 |
| Rabbi trust liability | -- | -- | 1,157 | -- | -- | -- | -- | 1,157 |
| Acquisition of stock for rabbi trust | -- | -- | -- | -- | -- | -- | (57) | (57) |
| Treasury stock purchased (740 shares) | -- | (9) | -- | -- | -- | -- | -- | (9) |
| Cash dividends declared ($.50 per share) | -- | -- | -- | (1,007) | -- | -- | -- | (1,007) |
| Comprehensive income | | | | | | | | |
| Net income for the year ended September 30, 2002 | -- | -- | -- | 1,731 | -- | -- | -- | -- |
| Net change in unrealized gains on investment securities and mortgage-backed securities, net of tax of $275 | -- | -- | -- | -- | 443 | -- | -- | -- |
| Reclassification adjustment for gains included in net income on available for sale securities, net of tax of $32 | -- | -- | -- | -- | (60) | -- | -- | -- |
| Comprehensive income | -- | -- | -- | -- | -- | -- | -- | 2,114 |
| Balance – September 30, 2002 | 59 | 20,302 | 1,157 | 25,280 | 665 | (960) | (1,197) | 45,306 |
| Compensation under stock-based Benefit plans | -- | 262 | -- | -- | -- | 184 | -- | 446 |
| Exercised options | -- | 102 | -- | -- | -- | -- | -- | 102 |
| Rabbi trust liability | -- | -- | 86 | -- | -- | -- | -- | 86 |
| Treasury stock purchased (864 shares) | -- | (14) | -- | -- | -- | -- | -- | (14) |
| Cash dividends declared ($.50 per share) | -- | -- | -- | (1,020) | -- | -- | -- | (1,020) |
| Comprehensive income | | | | | | | | |
| Net income for the year ended September 30, 2003 | -- | -- | -- | 1,297 | -- | -- | -- | -- |
| Net change in unrealized gains on investment securities and mortgage-backed securities, net of tax of $903 | -- | -- | -- | -- | (1,261) | -- | -- | -- |
| Reclassification adjustments for gains included in net income on available for sale securities, net of tax of $110 | -- | -- | -- | -- | (174) | -- | -- | -- |
| Comprehensive loss | -- | -- | -- | -- | -- | -- | -- | (138) |
| Balance – September 30, 2003 | 59 | 20,652 | 1,243 | 25,557 | (770) | (776) | (1,197) | 44,768 |
| Compensation under stock-based benefit plans | -- | 206 | -- | -- | -- | 183 | -- | 389 |
| Exercised options | -- | 117 | -- | -- | -- | -- | -- | 117 |
| Rabbi trust liability | -- | -- | (4) | -- | -- | -- | -- | (4) |
| Treasury stock purchased (420 shares) | -- | (6) | -- | -- | -- | -- | -- | (6) |
| Distribution of stock for rabbi trust | -- | -- | (17) | -- | -- | -- | 17 | -- |
| Cash dividends declared ($.50 per share) | -- | -- | | (1,035) | | | | (1,035) |
| Net income for the year ended September 30, 2004 | -- | -- | -- | 885 | -- | -- | -- | -- |
| Net change in unrealized gains (loss) on investment securities and mortgage-backed securities, net of tax of $612 | -- | -- | -- | -- | (970) | -- | -- | -- |
| Reclassification adjustment for gains included in net income on available for sale securities, net of tax of $7 | -- | -- | -- | -- | (15) | -- | -- | -- |
| Comprehensive loss | -- | -- | -- | -- | -- | -- | -- | (100) |
| Balance - September 30, 2004 | $59 | $20,969 | $1,222 | $25,407 | $(1,755) | $ (593) | $(1,180) | $ 44,129 |

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | For Years Ended September 30, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | *(dollars in thousands)* | | |
| Operating Activities | | | |
| Net income | $ 885 | $ 1,297 | $ 1,731 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities | | | |
| Dividends on investment securities | (1,156) | (979) | (931) |
| Gain on sale of investments and mortgage-backed securities | (22) | (284) | (94) |
| Loans originated for sale | (3,201) | (12,227) | (10,183) |
| Proceeds from loans sold | 3,491 | 12,324 | 10,413 |
| Gain on loans sold | (42) | (344) | (230) |
| Amortization of deferred loan fees, net | (232) | (679) | (238) |
| Provision for losses on loans | 487 | 1,359 | 509 |
| Non-cash compensation under stock-based benefit plan | 389 | 446 | 318 |
| Amortization of premiums and discounts, net | 331 | 199 | 107 |
| Provision for depreciation | 898 | 986 | 816 |
| Loss on disposal of premises and equipment | 11 | -- | 14 |
| Loss on sale of foreclosed real estate | -- | -- | 6 |
| Loss on sale of repossessed assets | 255 | -- | -- |
| Income from bank owned life insurance | (487) | -- | -- |
| (Increase) decrease in accrued interest and other assets | (50) | 506 | (567) |
| Increase (decrease) in other liabilities | 1,902 | (70) | (1,120) |
| Increase (decrease) in obligation under rabbi trust | (4) | 87 | -- |
| Net cash provided by operating activities | 3,455 | 2,621 | 551 |
| Cash Flows from Investing Activities | | | |
| Proceeds from maturing interest-bearing deposits | -- | -- | 2,253 |
| Purchase of WHG Corporation, net of cash acquired | -- | -- | (4,319) |
| Purchase of bank owned life insurance | (11,425) | -- | -- |
| Purchase of investment securities – available for sale | (75,286) | (160,646) | (70,344) |
| Proceeds from maturities of investment securities – available for sale | 21,130 | 69,800 | 16,612 |
| Proceeds from sale of investment securities – available for sale | 16,976 | 15,088 | 34,361 |
| Purchases of investment securities – held to maturity | (2,498) | (500) | (2,496) |
| Proceeds from maturities of investment securities – held to maturity | 2,500 | 2,500 | 16,500 |
| Net (increase) decrease in loans | (22,322) | 30,211 | (12,560) |
| Purchase of mortgage-backed securities – available for sale | (59,968) | (105,531) | (45,235) |
| Principal collected on mortgage-backed securities | 32,964 | 48,012 | 27,296 |
| Proceeds from sale of mortgage-backed securities - available for sale | 2,704 | 18,093 | 2,934 |
| Purchase of mortgage-backed securities – held to maturity | (13,273) | (3,255) | (7,590) |
| Proceeds from sales of foreclosed real estate | -- | -- | 75 |
| Proceeds from sale of premises and equipment | 15 | -- | -- |
| Proceeds from sales of repossessed assets | 362 | -- | -- |
| Investment in premises and equipment | (937) | (1,582) | (515) |
| (Purchase) redemption of Federal Home Loan Bank of Atlanta stock | (2,800) | 635 | (655) |
| (Decrease) increase in accounts payable trade date securities | (13,998) | 13,998 | -- |
| Net cash used by investing activities | $(125,856) | $(73,177) | $(43,683) |

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | For Years Ended September 30, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | *(dollars in thousands)* | | |
| Cash Flows from Financing Activities | | | |
| (Decrease) increase in checks written in excess of bank balance | $ -- | $ (391) | $ 391 |
| Net increase in deposits | 28,969 | 54,223 | 55,532 |
| Net increase in advances by borrowers for taxes and insurance | 111 | (340) | (245) |
| Proceeds from Federal Home Loan Bank of Atlanta advances | 210,127 | 14,000 | 6,900 |
| Repayment of Federal Home Loan Bank of Atlanta advances | (121,277) | (8,500) | (18,200) |
| Acquisition of stock for rabbi trust | -- | -- | (57) |
| Proceeds from trust preferred securities issued | -- | 10,000 | 12,500 |
| Treasury stock purchased | (6) | (14) | (9) |
| Exercised stock options | 117 | 102 | 60 |
| Dividends paid | (1,033) | (1,019) | (1,006) |
| Net cash provided by financing activities | 117,008 | 68,061 | 5,866 |
| | | | |
| (Decrease) increase in cash equivalents | $ (5,393) | $ (2,495) | $ 12,734 |
| Cash and cash equivalents at beginning of period | 23,208 | 25,703 | 12,969 |
| Cash and cash equivalents at end of period | $ 17,815 | $ 23,208 | $ 25,703 |
| | | | |
| Supplemental Disclosure of Cash Flows Information | | | |
| Cash paid during the period for: | | | |
| Interest | $ 16,101 | $ 16,157 | $ 15,223 |
| Income taxes | $ 220 | $ 1,620 | $ 990 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Note 1 - Summary of Significant Accounting Policies**

**Principles of Consolidation** - BCSB Bankcorp, Inc. (the "Company") owns 100% of the voting stock of Baltimore County Savings Bank, F.S.B. (the "Bank"). The Bank owns 100% of Baltimore County Service Corporation and Ebenezer Road, Inc. The accompanying consolidated financial statements include the accounts and transactions of these companies on a consolidated basis since date of acquisition. All intercompany transactions have been eliminated in the consolidated financial statements. Ebenezer Road, Inc. sells insurance products, its operations are not material to the consolidated financial statements. Baltimore County Service Corporation is currently inactive.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, which was revised in December 2003. This Interpretation provides guidance for the consolidation of variable interest entities ("VIEs"). BCSB Bankcorp Capital Trust I ("BCSB I") and BCSB Capital Trust II ("BCSB II") qualify as variable interest entities under FIN 46. BCSB I and BCSB II issued mandatorily redeemable preferred securities ("Trust Preferred Securities") to third-party investors and loaned the proceeds to the Company. BCSB I and BCSB II hold, as their sole assets, subordinated debentures issued by the Company. Accordingly the Trust Preferred Securities have been reclassified as Junior Subordinated Debentures.

FIN 46 required the Company to deconsolidate BCSB I and BCSB II from the consolidated financial statements as of March 31, 2004. There has been no restatement of prior periods for the adoption of FIN 46. The impact of this deconsolidation was to increase junior subordinated debentures by $23,197,000 and reduce trust preferred securities by $22,500,000, which had represented the Trust Preferred Securities of the trust. The Company's equity interest in the trust subsidiaries of $697,000, which had previously been eliminated in consolidation, is now reported in "Other assets" as of March 31, 2004. The deconsolidation had no effect on the Bank's capital for regulatory reporting purposes. The adoption of FIN 46 did not have an impact on the Company's results of operations or liquidity.

**Business** - The Company's primary purpose is ownership of the Bank. The Bank's primary business activity is the acceptance of deposits from the general public in their market area and using the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

**Basis of Financial Statement Presentation** - The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of foreclosed real estate.

**Investments and Mortgage-Backed Securities** - Investment securities in equity mutual funds, certain federal agency notes and mortgage-backed securities may be held for an indefinite period of time. However, management may sell them in response to changes in interest rates or other similar factors and, accordingly, carries them at fair value. Other investment securities consisting of federal agency notes and bonds and mortgage-backed securities are carried at cost, since management has the ability and intention to hold them to maturity. Amortization of related premiums and discounts are computed using the level yield method over the life of the security. Gains and losses on all investments and mortgage-backed securities are determined using the specific identification method.

**Note 1 – Summary of Significant Accounting Policies – Continued**

Declines in fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

**Loans Receivable** - Loans receivable are stated at unpaid principal balances, less undisbursed portion of loans in process, unearned interest on consumer loans, deferred loan origination fees and the allowance for loan losses, since management has the ability and intention to hold them to maturity.

Interest income is accrued on the unpaid principal balance. Unearned interest on consumer loans is amortized to income over the terms of the related loans on the level yield method. Loan origination fees and certain direct loan origination costs are deferred and recognized by the interest method over the contractual life of the related loan as an adjustment of yield.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful or when payment of principal and interest has become ninety days past due unless the obligation is well secured and in the process of collection. When a payment is received on a loan on non-accrual status, the amount received is allocated to principal and interest in accordance with the contractual terms of the loan. A loan is considered past due or delinquent when a contractual payment is not paid in the month it is due.

**Loans Held for Sale** – Loans held for sale are carried at lower of cost or market value in the aggregate. Market value is derived from secondary market quotations for similar instruments. Net unrealized losses are recognized through a valuation allowance by charges to income.

**Allowance for Loan Losses** - An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. Loans deemed to be uncollectible are charged against the allowance for loans losses and subsequent recoveries if any, are credited to the allowance. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

**Note 1 – Summary of Significant Accounting Policies – Continued**

In accordance with the provisions of Statement of Financial Accounting Standards No. 114, "Accounting for Creditors for Impairment of a Loan," as amended by Statement, 118 "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures", collectively referred to as "Statement 114", the Bank determines and recognizes impairment of certain loans. A loan is determined to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Bank expects to collect all amounts due, including past-due interest. The Bank generally considers a period of delay in payment to include delinquency up to and including 90 days. Statement 114 requires that impaired loans be measured at the present value of its expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Statement 114 is generally applicable for all loans except large groups or smaller-balance homogeneous loans that are evaluated collectively for impairment, including residential first and second mortgage loans and consumer installment loans. Impaired loans are therefore generally comprised of commercial mortgage, real estate development and certain restructured residential loans. In addition, impaired loans are generally loans which management has placed in nonaccrual status since loans are placed in nonaccrual status on the earlier of the date that management determined that the collection of principal and/or interest is in doubt or the date that principal or interest is 90 days or more past due.

The Bank recognized interest income for impaired loans consistent with its method for nonaccrual loans. Specifically, interest payments received are recognized as interest income or, if the ultimate collectibility of principal is in doubt, are applied to principal.

**Foreclosed Real Estate** – Real estate acquired through foreclosure is recorded at fair value. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using estimates as described above in Allowance for Loan Losses. In the event of a subsequent decline, management provides an additional allowance to reduce real estate acquired through foreclosure to its fair value less estimated disposal cost. Costs relating to holding such real estate are charged against income in the current period while costs relating to improving such real estate are capitalized until a saleable condition is reached. There was no provision for loan losses during the years ended September 30, 2004, 2003 and 2002.

**Loan Servicing** – The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated by calculating the net present values of the interest payments over the life of the loans. Impairment is determined on a loan by loan basis. The amount of impairment recognized, if any, is the amount by which the capitalized mortgage servicing rights for a loan exceed its fair value.

**Note 1 – Summary of Significant Accounting Policies – Continued**

**Mortgage Servicing Rights** – Following is an analysis of the change in mortgage servicing rights for loans originated and sold during the year and the unamortized balance and change in excess servicing fees from loans originated and sold in prior periods.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | | *(in thousands)* | |
| Balance October 1, | $269 | $172 | $ -- |
| Capitalized | 47 | 190 | 178 |
| Provision for losses on mortgage servicing rights | (74) | -- | -- |
| Amortization | (64) | (93) | (6) |
| Balance September 30, | $178 | $269 | $172 |

**Premises and Equipment** - Premises and equipment are recorded at cost. Depreciation is computed on the straight-line method, based on the useful lives of the respective assets.

**Income Taxes** - Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

**Note 1 – Summary of Significant Accounting Policies – Continued**

**Transfers of Financial Assets** – Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

**Significant Group Concentrations of Credit Risk** – Most of the Bank's activities are with customer located within the greater Baltimore metropolitan area. The Bank does not have any significant concentrations to any on industry or customer.

**Earnings Per Share** – Basic per share amounts are based on the weighted average shares of common stock outstanding. Diluted earnings per share assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. No adjustments were made to net income (numerator). The basic and diluted weighted average shares outstanding for the years ended September 30, 2004, 2003 and 2002 are as follows:

| | 2004 | | |
|---|---|---|---|
| | Income (Numerator) | Shares (Denominator) | Per Share Amount |
| | *(in thousands except per share data)* | | |
| Basic EPS | | | |
| Income available to shareholders | $ 885 | 5,792 | $0.15 |
| Diluted EPS | | | |
| Effect of dilutive shares | -- | 3 | -- |
| Income available to shareholders plus assumed conversions | $ 885 | 5,845 | $0.15 |
| | 2003 | | |
| Basic EPS | | | |
| Income available to shareholders | $1,297 | 5,731 | $0.23 |
| Diluted EPS | | | |
| Effect of dilutive shares | -- | 42 | -- |
| Income available to shareholders plus assumed conversions | $1,297 | 5,773 | $0.22 |
| | 2002 | | |
| Basic EPS | | | |
| Income available to shareholders | $1,731 | 5,647 | $0.31 |
| Diluted EPS | | | |
| Effect of dilutive shares | -- | 69 | -- |
| Income available to shareholders plus assumed conversions | $1,731 | 5,716 | $0.30 |

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Note 1 - Summary of Significant Accounting Policies - Continued**

**Statement of Cash Flows** - In the statement of cash flows, cash and equivalents include cash, Federal Home Loan Bank of Atlanta overnight deposits, federal funds and certificates of deposit and Federal Home Loan Bank of Atlanta time deposits with an original maturity date less than ninety days.

**Employee Stock Ownership Plan** - The Company accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with Statement of Position 93-6 of the Accounting Standards Division of the American Institute of Certified Public Accountants. (See Note 11) ESOP shares are considered to be outstanding for the computation of EPS as they are committed to be released.

**Advertising** - All advertising costs are expensed as incurred.

**Stock-Based Employee Compensation** - At September 30, 2004, 2003 and 2002 the Company has four stock-based employee compensation plans, which are described more fully in Notes 10, 11, 12 and 13. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No compensation cost is reflected in income for the granted options as all granted options had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

| | For Years Ended September 30, | | |
|---|---|---|---|
| *(dollars in thousands, except per share data)* | 2004 | 2003 | 2002 |
| Net Income, as reported | $ 885 | $1,297 | $1,731 |
| Add: stock-based compensation | | | |
| Included in the determination of net income as reported, net of tax | 275 | 317 | 119 |
| Deduct: Total stock-based compensation | | | |
| Expense determined under fair value method for all awards, net of tax | (328) | (370) | (139) |
| Pro forma net income | $ 832 | $1,244 | $1,711 |
| Earnings per share: | | | |
| Basic-as reported | $ .15 | $ .23 | $ .31 |
| Basic-pro forma | $ .14 | $ .22 | $ .30 |
| Diluted-as reported | $ .15 | $ .22 | $ .30 |
| Diluted-pro forma | $ .14 | $ .22 | $ .30 |

**Segment Reporting** - The Company acts as an independent community financial services provider, offering traditional banking and related financial services to individuals and business customers. The Bank offers a full array of commercial and retail financial services, through its branch and automated teller machine networks. This includes taking time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and providing other financial services.

**Note 1 - Summary of Significant Accounting Policies – Continued**

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail and mortgage banking operations of the Bank. As such discrete financial information is not available and segment reporting would not be meaningful.

**Guarantees** - The Company does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit. Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Generally, all letters of credit, when issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as those that are involved in extending loan facilities to customers. The Company generally holds collateral and/or personal guarantees supporting these commitments. The Company has $634,000 of standby letters of credit as of September 30, 2004. Management believes that the proceeds obtained through a liquidation of collateral and the enforcement of guarantees would be sufficient to cover the potential amount of future payment required under the corresponding guarantees. The current amount of the liability as of September 30, 2004 for guarantees under standby letters of credit issued is not material.

**Comprehensive Income** - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the statement of financial condition, such items, along with net income are components of comprehensive income.

**Goodwill** - The Company accounts for goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized, but rather that it be tested for impairment on an annual basis at the reporting unit level, which is either at the same level or one level below and operating segment. Other acquired intangible assets with finite lives, such as purchased customer accounts, are required to be amortized over their estimated lives. The Company annually assesses if events or changes in circumstances indicate that the carrying amounts of goodwill and other intangible assets may be impaired. The Company has evaluated goodwill for impairment and found no change in the carrying amount of goodwill. Goodwill was $2,294,000 at September 30, 2004 and 2003.

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Note 1 - Summary of Significant Accounting Policies – Continued**

**Core Deposit Intangible** - The Company recognized a core deposit intangible as a result of the merger with WHG Bancshares Corporation. This deposit base is assumed to decay over time as funds are withdrawn by customers. In this regard the Company utilizes an approximate nine year life. Amortization is calculated using algebraic formulas taking into account current portfolio costs and the current short term LIBOR.

| *(dollars in thousands)* | As of September 30, 2004 | As of September 30, 2003 |
|---|---|---|
| Core deposit intangible | $630 | $630 |
| Accumulated amortization | 268 | 209 |
| Net balance | $362 | $421 |
| Aggregate Amortization Expense | | |
| For the year ended September 30, 2004 | $ 59 | |
| For the year ended September 30, 2003 | $121 | |
| For the year ended September 30, 2002 | $ 88 | |
| Estimated Amortization Expense | | |
| For the year ending September 30, 2005 | $ 62 | |
| For the year ending September 30, 2006 | 57 | |
| For the year ending September 30, 2007 | 59 | |
| For the year ending September 30, 2008 | 46 | |
| For the year ending September 30, 2009 | 36 | |

**Reclassifications** - Certain prior years' amounts have been reclassified to conform to the current year's method of presentation.

**Note 2 - Investment Securities**

The amortized cost and fair values of investment securities are as follows as of September 30, 2004 and 2003.

| *(in thousands)* | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Available for sale: | | | | |
| September 30, 2004 | | | | |
| U.S. government and agency obligations, available for sale | $125,303 | $ 93 | $ (606) | $124,790 |
| Equity investment in mutual funds, available for sale | 34,762 | -- | (604) | 34,158 |
| | $160,065 | $ 93 | $(1,210) | $158,948 |
| Held to Maturity: | | | | |
| September 30, 2004 | | | | |
| U.S. government and agency obligations, held to maturity | $ 2,497 | $ 12 | $ (13) | $ 2,496 |

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Available for sale: | | | | |
| September 30, 2003 | | | | |
| U.S. government and agency obligations, available for sale | $ 90,012 | $390 | $ (380) | $ 90,022 |
| Equity investment in mutual funds, available for sale | 31,623 | 3 | (358) | 31,268 |
| | $121,635 | $393 | $ (738) | $121,290 |
| Held to Maturity: | | | | |
| September 30, 2003 | | | | |
| U.S. government and agency obligations, held to maturity | $ 2,500 | $ 53 | $ (2) | $ 2,551 |

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Note 2 - Investment Securities - Continued**

The following is a summary of investment securities:

| *(in thousands)* | September 30, 2004 Amortized Cost | Fair Value |
|---|---|---|
| Available for sale: | | |
| U.S. government and agency Obligations | | |
| Due within 12 months | $ 500 | $ 497 |
| Due beyond 12 months by within five years | 73,702 | 73,336 |
| Due beyond five years but within ten years | 46,114 | 45,959 |
| Due beyond ten years | $ 4,987 | $ 4,998 |
| Equity investments in mutual funds | 34,762 | 34,158 |
| | $160,065 | $158,948 |
| Held to Maturity: | | |
| U.S. government and agency Obligations | | |
| Due within 12 months | $ 500 | $ 505 |
| Due beyond 12 months by within five years | 1,003 | 999 |
| Due beyond five years but within ten years | 994 | 992 |
| | $ 2,497 | $ 2,496 |

Proceeds from sales of available for sale securities during the year ended September 30, 2004 were $16,976,000. Net gains amounted to $6,000 for the year ended September 30, 2004. This consisted of gross gains of $62,000 and gross losses of $56,000. The tax provisions applicable to these net realized gains amounted to $2,000.

Proceeds from sales of available for sale securities during the year ended September 30, 2003 were $15,088,000. Net gains amounted to $52,000 for the year ended September 30, 2003. This consisted of gross gains of $52,000 and gross losses of $0. The tax provisions applicable to these net realized gains amounted to $20,000.

Proceeds from sales of available for sale securities during the year ended September 30, 2002 were $34,361,000. Net gains amounted to $92,000 for the year ended September 30, 2002. This consisted of gross gains of $115,000 and gross losses of $23,000. The tax provisions applicable to these net realized gains amounted to $36,000.

**Note 3 - Loans Receivable**

Loans receivable at September 30, 2004 and 2003 consist of the following:

| *(in thousands)* | September 30, 2004 | 2003 |
|---|---|---|
| Single-family residential mortgages | $179,010 | $179,304 |
| Single-family rental property loans | 19,257 | 14,348 |
| Commercial real estate loans | 64,615 | 53,675 |
| Construction loans | 23,225 | 16,412 |
| Commercial loans secured | 800 | 133 |
| Commercial loans unsecured | 545 | 678 |
| Commercial lease loans | 1,300 | 820 |
| Commercial lines of credit | 16,038 | 6,410 |
| Automobile loans | 88,122 | 98,168 |
| Home equity loans | 15,629 | 13,943 |
| Other consumer loans | 3,265 | 3,474 |
| | 411,806 | 387,365 |
| Add – purchase accounting premiums, net | 950 | 1,320 |
| Less – undisbursed portion of loans in process | (13,764) | (7,753) |
| unearned interest | (10,002) | (12,750) |
| deferred loan origination fees and costs | (267) | (429) |
| allowance for loans losses | (2,587) | (2,698) |
| | $386,136 | $365,055 |

The following is a summary of the allowance for loan losses:

| *(in thousands)* | Years Ended September 30, 2004 | 2003 | 2002 |
|---|---|---|---|
| Balance – beginning of year | $2,698 | $2,199 | $1,563 |
| Provision for losses on loans | 487 | 1,359 | 509 |
| Allowance assumed in acquisition | -- | -- | 387 |
| Charge-offs | (1,021) | (1,239) | (689) |
| Recoveries | 423 | 379 | 429 |
| Balance – end of year | $2,587 | $2,698 | $2,199 |

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Multi-family residential, commercial, construction and other loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

**Note 3 - Loans Receivable – Continued**

A significant portion of the Bank's loans receivable are, mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 97% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 90%. In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for multi-family residential, commercial and construction loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects.

Automobile loans are secured by vehicles and home equity loans are secured by subordinated liens on real estate properties. Repayments of automobile loans and home equity loans are expected primarily from the cash flows of the borrowers.

Non-accrual loans totaled approximately $872,000 and $300,000 and $1,391,000 at September 30, 2004, 2003 and 2002, respectively. There were no impaired loans as defined by SFAS No. 114 at September 30, 2004, 2003 and 2002. There was no interest income recognized on impaired loans during these periods. The Bank was not committed to fund additional amounts on these loans.

Interest income that would have been recorded under the original terms of non-accrual loans and the interest actually recognized for the years ended September 30, are summarized below:

| *(in thousands)* | Years Ended September 30, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Interest income that would have been recognized | $83 | $23 | $33 |
| Interest income recognized | 28 | 7 | 8 |
| Interest income not recognized | $55 | $16 | $25 |

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, officers, their immediate families and affiliated companies (commonly referred to as related parties), on the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The following table presents a summary of the activity of loans receivable related parties:

| *(in thousands)* | September 30, | |
|---|---|---|
| | 2004 | 2003 |
| Beginning balance | $1,009 | $ 927 |
| New loans | 69 | 366 |
| Loan repayments | (156) | (284) |
| Ending balance | $ 922 | $1,009 |

The Bank services loans for others. The amount of such loans serviced at September 30, 2004 and 2003 was $21,517,000 and $22,195,000, respectively. At September 30, 2004 and 2003, the balance of loans sold by the Bank with recourse amounted to $82,000 and $173,000, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicings were approximately $85,000 and $87,000 at September 30, 2004 and 2003, respectively.

**Note 3 - Loans Receivable – Continued**

The Bank is a party to financial instruments with off-balance-sheet risk made in the normal course of business to meet the financing needs of its customers. These financial instruments are standby letters of credit, lines of credit and commitments to fund mortgage loans and involve to varying degrees elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments express the extent of involvement the Bank has in this class of financial instruments and represents the Bank's exposure to credit loss from nonperformance by the other party.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with off-balance-sheet credit risk.

| Financial Instruments Whose Contract Amounts Represents Credit Risk | Contract Amount at, | |
|---|---|---|
| *(in thousands)* | September 30, 2004 | September 30, 2003 |
| Standby letters of credit | $ 634 | $ 419 |
| Commercial lines of credit | $ 3,403 | $ 1,065 |
| Home equity lines of credit | $20,927 | $19,344 |
| Loan commitments, fixed rates | $ 6,616 | $ 9,912 |
| Loan commitments, variable rates | $ 1,000 | $ 700 |

Standby letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to a third party. Those guarantees are issued primarily to support private borrowing arrangements, generally limited to real estate transactions. Unless otherwise noted, the standby letters of credit are not collateralized. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Home equity and commercial lines of credit are loan commitments to individuals and companies and have fixed expiration dates as long as there is no violation of any condition established in the contract. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

Rates on mortgage loan commitments for fixed-rate loans ranged from 5.00% to 6.13% and 4.25% to 6.375% at September 30, 2004 and 2003, respectively. There were no mortgage loan commitments for variable-rate loans at September 30, 2004 and 2003. Rates on home equity loan commitments for fixed-rate loans ranged from 4.36% to 5.48% and 4.5% to 6.25% at September 30, 2004 and 2003, respectively. Rates on home equity loan commitments for variable rate loans were at prime and .25% over prime at September 30, 2004.

Rates on commercial loan commitments for fixed rate-loans ranged from 6.13% to 9.00% at September 30, 2004. Rates on commercial loan commitments for variable-rate loans ranged from 1.00% over prime to 1.5% over prime at September 30, 2004. Rates on commercial loan commitments for fixed-rate loans ranged from 6.25% to 7.25% at September 30, 2003. Rates on commercial loan commitments for variable-rate loans ranged from 0.50% over prime to 1.0% over prime at September 30, 2003.

No amount was recognized in the statement of financial position at September 30, 2004 and 2003, as liability for credit loss nor was any liability recognized for fees received for standby letters of credit.

The Bank grants loans to customers, substantially all of whom are residents of the metropolitan Baltimore and Harford County areas.

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Note 4 - Mortgage Backed Securities**

The amortized cost and fair values of mortgage backed securities are as follows as of September 30, 2004 and 2003:

| *(in thousands)* | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Available for Sale | | | | |
| September 30, 2004 | | | | |
| GNMA certificates | $ 19,104 | $ 43 | $ (144) | $ 19,003 |
| FNMA certificates | 87,088 | 121 | (1,215) | 85,994 |
| FHLMC participating certificates | 39,812 | 38 | (587) | 39,263 |
| | $146,004 | $202 | $(1,946) | $144,260 |
| September 30, 2003 | | | | |
| GNMA certificates | $ 23,368 | $ 87 | $ (100) | $ 23,355 |
| FNMA certificates | 60,472 | 137 | (672) | 59,937 |
| FHLMC participating certificates | 33,275 | 126 | (489) | 32,912 |
| | $117,115 | $350 | $(1,261) | $116,204 |

| *(in thousands)* | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Held to Maturity | | | | |
| September 20, 2004 | | | | |
| GNMA certificates | $ 4,735 | $180 | $ (1) | $ 4,914 |
| FNMA certificates | 18,585 | 141 | (153) | 18,573 |
| FHLMC participating certificates | 3,311 | 101 | (4) | 3,408 |
| | $26,631 | $422 | $(158) | $26,895 |
| September 30, 2003 | | | | |
| GNMA certificates | $ 5,800 | $228 | $ (1) | $ 6,027 |
| FNMA certificates | 8,675 | 219 | (4) | 8,890 |
| FHLMC participating certificates | 3,919 | 150 | (3) | 4,066 |
| | $18,394 | $597 | $ (8) | $18,983 |

Proceeds from sales of available for sale mortgage-backed securities during the year ended September 30, 2004 were $2,704,000. Net gains amounted to $16,000 for the year ended September 30, 2004. This consisted of gross gains of $17,000 and gross losses of $1,000. The tax provision applicable to these net realized gains was $6,000.

Proceeds from sales of available for sale mortgage-backed securities during the year ended September 30, 2003 were $18,093,000. Net gains amounted to $232,000 for the year ended September 30, 2003. This consisted of gross gains of $232,000 and gross losses of $0. The tax provision applicable to these net realized gains was $90,000.

**Note 4 - Mortgage Backed Securities - Continued**

Proceeds from sales of available for sale mortgage-backed securities during the year ended September 30, 2002 were $2,934,000. Net gains amounted to $2,000 for the year ended September 30, 2002. This consisted of gross gains of $4,000 and gross losses of $2,000. The tax provision applicable to these net realized gains was $1,000.

Below are schedules of securities with unrealized losses as of September 30, 2004 and the length of time the individual security has been in a continuous unrealized loss position. Unrealized losses are the result of interest rate levels differing from those existing at the time of purchase of the securities and, as to mortgage-backed securities, estimated prepayment speeds. These unrealized losses are considered temporary as they reflect fair values on September 30, 2004 and are subject to change daily as interest rates fluctuate. The Company has the ability and intent to hold the available for sale securities below until the earlier of recovery or maturity.

| | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| *(in thousands)* | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| U.S. Government agencies | $ 58,606 | $ 374 | $ 33,285 | $ 245 | $ 91,891 | $ 619 |
| Mortgage-backed securities | 78,324 | 1,027 | 55,157 | 1,077 | 133,481 | 2,104 |
| Equity securities | -- | -- | 34,762 | 604 | 34,762 | 604 |
| Total temporarily impaired securities | $136,930 | $1,401 | $123,204 | $1,926 | $260,134 | $3,327 |

At September 30, 2004 the Company has two hundred eighty six securities in an unrealized loss position. The decline in fair value is due to interest rate fluctuations.

**Note 5 - Premises and Equipment**

Premises and equipment at September 30, 2004 and 2003 are summarized by major classification as follows:

| | September 30, | | |
|---|---|---|---|
| *(in thousands)* | 2004 | 2003 | Life |
| Office building | $6,886 | $ 6,443 | 50 Years |
| Leasehold improvements | 1,161 | 1,136 | 7-31 Years |
| Furniture, fixtures and equipment | 6,490 | 6,509 | 10 Years |
| | 14,987 | 14,088 | |
| Accumulated depreciation | 5,747 | 4,861 | |
| | $9,240 | $ 9,227 | |

**Note 5 - Premises and Equipment – Continued**

The Bank has entered into long-term leases for the land on which the main office and branches are located. Rental expense under long-term leases for property for the years ended September 30, 2004, 2003 and 2002 was $943,000, $811,000, and $650,000, respectively. At September 30, 2004, minimum rental commitments under noncancellable leases are as follows:

| Years Ended September 30, | Amount |
|---|---|
| *(in thousands)* | |
| 2005 | $ 990 |
| 2006 | 1,155 |
| 2007 | 1,135 |
| 2008 | 981 |
| 2009 | 776 |
| After 2009 | 9,101 |
| | $14,138 |

The Bank has commitments to build two new branch sites. Work is in progress with estimated opening dates in early 2005. The outstanding contract commitments for the Honeygo and Sparks locations are $539,000 and $557,000, respectively.

**Note 6 – Deposits**

Deposits are summarized as follows at September 30, 2004 and 2003:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| *(dollars in thousands)* | Amount | % | Amount | % |
| Type of Account | | | | |
| NOW | $ 36,560 | 6.29% | $ 32,628 | 5.90% |
| Non-interest bearing NOW | 19,309 | 3.33 | 17,929 | 3.25 |
| Money market | 15,356 | 2.64 | 15,540 | 2.82 |
| Passbook savings | 117,379 | 20.22 | 110,236 | 19.97 |
| Certificates | 391,894 | 67.50 | 375,196 | 67.99 |
| Purchase accounting premiums, net | 80 | .01 | 341 | .06 |
| | 580,578 | 99.99 | 551,870 | 99.99 |
| Accrued interest payable | 44 | .01 | 59 | .01 |
| | $580,622 | 100.00% | $551,929 | 100.00% |

**Note 6 – Deposits – Continued**

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $118,625,000 and $102,518,000 at September 30, 2004 and 2003, respectively. Deposits in excess of $100,000 are not insured by the Savings Association Insurance Fund of the FDIC. The Bank has approximately $1.0 million in securities pledged as collateral for deposits held by Maryland government entities.

At September 30, 2004, scheduled maturities of certificates of deposit are as follows:

| | *(in thousands)* |
|---|---|
| 2005 | $201,421 |
| 2006 | 75,836 |
| 2007 | 33,189 |
| 2008 | 53,509 |
| 2009 | 27,807 |
| 2010 and thereafter | 132 |
| | $391,894 |

Interest expense on deposits for the years ended September 30, 2004, 2003 and 2002 is as follows:

| *(in thousands)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| NOW | $ 191 | $ 266 | $ 435 |
| Money Market | 128 | 161 | 173 |
| Passbook Savings | 1,037 | 2,129 | 2,276 |
| Certificates | 12,197 | 11,667 | 11,100 |
| | $13,553 | $14,223 | $13,984 |

**Note 7 - Federal Home Loan Bank of Atlanta Advances**

The Bank has the following outstanding Federal Home Loan Bank advances as of September 30:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| *(dollars in thousands)* | Rate | Total | Rate | Total |
| Due | | | | |
| 2005 | 1.64%-6.60% | $ 77,100 | 1.30% - 7.48% | $12,250 |
| 2006 | 1.62%-1.62% | 25,000 | 6.60% - 6.60% | 1,000 |
| 2007 | | 0 | | 0 |
| 2008 | 4.89%-5.51% | 9,000 | 4.89% - 5.51% | 9,000 |
| 2009 | | 0 | | 0 |
| 2010 and thereafter | 6.33%-6.33% | 9,000 | 6.33%-6.33% | 9,000 |
| Purchase accounting premiums | | 820 | | 1,018 |
| Total | | $120,920 | | $32,268 |

The Bank has variable-rate advances totaling $99,250,000 with interest rates ranging from 1.62% to 2.15% and fixed-rate advances totaling $20,850,000 with rates ranging from 1.64% to 6.6%.

**Note 7 - Federal Home Loan Bank of Atlanta Advances - Continued**

The Bank has a line of credit with the Federal Home Loan Bank of Atlanta equal to 80% of eligible 1-4 family residential loans, secured by a blanket floating lien on mortgage loans receivable. At September 20, 2004 the Bank had an available unused line of credit of $22.7 million. The line of credit requires no compensating balances.

**Note 8 – Junior Subordinated Debentures**

In June, 2003, the Company issued $12,887,000 of junior subordinated debentures (the "debentures") to BCSB Bankcorp Capital Trust I, a Delaware business trust, in which the Company owns all of the common equity. The debentures carry a rate of 3.65% over the three-month LIBOR rate, and resets quarterly, the rate was 5.67% and 4.76% at September 30, 2004 and 2003, respectively. The debentures are the sole asset of BCSB Bankcorp Capital Trust I. BCSB Bankcorp Capital Trust I issued $12,500,000 of mandatory redeemable preferred securities to investors. The Company's obligation under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of BCSB Bankcorp Capital Trust I obligations under the Preferred securities. The Preferred securities are redeemable by the Company on or after June 30, 2007 or under certain conditions in whole, but not in part, at any time at a redemption price equal to 103% of the principal amount plus any accrued interest.

In September, 2003, the Company issued $10,310,000 of junior subordinated debentures (the "debentures") to BCSB Bankcorp Capital Trust II (the Trust), a Delaware business trust, in which the Company owns all of the common equity. The debentures carry a rate of 3.00% over the three-month LIBOR rate, and resets quarterly, the rate was 4.60% and 4.16% at September 30, 2004 and 2003, respectively. The debentures are the sole asset of BCSB Bankcorp Capital Trust II. BCSB Bankcorp Capital Trust II issued $10,000,000 of mandatory redeemable preferred securities to investors. The Company's obligation under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of BCSB Bankcorp Capital Trust II obligations under the preferred securities. The preferred securities are redeemable by the Company on or after October 7, 2008 or under certain conditions in whole, but not in part, at any time at a redemption price equal to 103% of the principal amount plus any accrued interest.

**Note 9 - Pension Plan**

The Bank has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to a maximum of $13,000 for 2004. The Bank is obligated to contribute 100% of the employee's contribution, not to exceed 6% of the employee's annual salary. All employees who have completed one year of service with the Bank are eligible to participate. The Bank's contribution to this plan amounted to $282,000, $306,000 and $258,000 for the years ended September 30, 2004, 2003 and 2002, respectively.

**Note 10 - Directors Retirement**

The Director's Retirement Plan consisted of a Rabbi Trust that was invested primarily in the Company's stock. The related deferred compensation obligation was classified as a liability adjusted with a corresponding charge (or credit) to compensation costs by multiplying the number of shares owned by the Rabbi Trust by the change in the fair market of each share, to reflect changes of the amount owed to the directors. The plan was amended in fiscal 2002. The Company has two retirement plans that allow directors to defer their directors fees. Under one plan, the directors are credited with a specific number of

**Note 10 - Directors Retirement Plan - Continued**

shares of the Company's stock and will be paid out by delivering only Company stock to the participants. Under the other plan, directors compensation is invested primarily in one-year certificates of deposit. The obligation related to the stock plan is now included in the equity section of the statement of financial condition.

**Note 11 - Employee Stock Ownership Plan**

In 1998, the Bank reorganized from a federally chartered mutual savings bank to a federally chartered stock savings bank.

At the same time as the reorganization, the Bank established an Employee Stock Ownership Plan ("ESOP") for its employees. On July 8, 1998 the ESOP acquired 182,930 shares of the Company's common stock in connection with the Bank's Reorganization to a mutual holding company form of organization. The ESOP holds the common stock in a trust for allocation among participating employees, in trust or allocated to the participants' accounts and an annual contribution from the Bank to the ESOP and earnings thereon.

All employees of the Bank who attain the age of 21 and complete one year of service with the Bank will be eligible to participate in the ESOP. Participants must be employed at least 500 hours in a plan year in order to receive an allocation. Each participant's vested interest under the ESOP is determined according to the following schedule: 0% for less than 2 years of service with the Company or the Bank, 20% for 2 years of service, 40% for 3 years of service, 60% for 4 years of service, 80% for 5 years of service, and 100% for 6 years of service. For vesting purposes, a year of service means any plan year in which an employee completes at least 1,000 hours of service (whether before or after the ESOP's January 1, 1998 effective date). Vesting accelerates to 100% upon a participant's attainment of age 65, death or disability.

The ESOP will be funded by contributions made by the Bank in cash or common stock and dividends on the shares held in the Trust. The Bank will recognize compensation expense as shares are committed for release from collateral at their current market price. Dividends on allocated shares are recorded as a reduction of retained earnings and dividends on unallocated shares are recorded as a reduction of the debt service. The compensation costs for the years ended September 30, 2004, 2003 and 2002 were $341,000, $264,000, and $211,000, respectively.

The ESOP shares were as follows as of September 30:

| | 2004 | 2003 |
|---|---|---|
| Shares released and allocated | $124,865 | $ 105,324 |
| Unearned shares | 58,065 | 77,606 |
| | 182,930 | 182,930 |
| Fair value of unearned shares | $969,686 | $1,263,340 |

**Note 12 - Management Recognition Plan**

On July 15, 1999, the Bank established a Management Recognition Plan ("MRP") to retain personnel of experience and ability in key positions of responsibility. Members of the Board of Directors and certain executive officers may be awarded a total of 91,464 shares of stock, which will be held in a separate trust that manages the MRP. The Bank funded the MRP by purchasing the shares of common stock in the open market. The Bank initially awarded an aggregate of 45,600 shares of common stock. During the year ended September 30, 2002 the Bank awarded an additional 26,500.

**Note 12 - Management Recognition Plan - Continued**

shares, and intends to reserve the remaining 19,634 shares for possible future awards. Shares awarded to the participants in the MRP vest at a rate of 25% per year on each anniversary of the effective date of the MRP award. As of September 30, 2004, and 2003, 58,850, and 52,038 shares have vested respectively. If a participant terminates employment for reasons other than death, disability, change in control or retirement he or she forfeits all rights to unvested shares. Compensation expense in the amount of the fair market value of the Common Stock at the date of the grant is recognized on a pro-rata basis over the years during which the shares are earned. Compensation expense of $52,000, $127,000, and $98,000 was recognized for the MRP for the years ended September 30, 2004, 2003 and 2002, respectively.

**Note 13 - Stock Option Plan**

The Company has a Stock Option Plan (the "Plan") whereby 228,660 shares of common stock have been reserved for issuance under the Plan. Options granted under the Plan may be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986 as amended or Non-Qualified Stock Options. Options are exercisable in four annual installments at the market price of common stock at the date of grant. The Options must be exercised within ten years from the date of grant. There were 76,500 options granted during the year ended September 30, 2002. No options were granted during the years ended September 30, 2004 and 2003.

The following table summarizes the status of and changes in the Company's stock option plan during the past three years.

At September 30, 2004 there were 48,000 shares with an exercise price of $8.00 and a weighted average contractual life of 5.75 years and 74,625 shares with an exercise price of $11.375 and a weighted average contractual life of 8.47 years. The total exercisable shares of 84,375 have a weighted average contractual life of 6.92 years.

| | Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at October 1, 2001 | 80,000 | $ 8.00 |
| Options exercised | (7,500) | 8.00 |
| Granted | 76,500 | 11.375 |
| Outstanding at September 30, 2002 | 149,000 | $9.71 |
| | | |
| Outstanding at September 30, 2002 | 149,000 | $ 9.71 |
| Options exercised | (12,375) | 8.24 |
| Granted | 0 | |
| Outstanding at September 30, 2003 | 136,625 | $ 9.87 |
| | | |
| Options exercised | (14,000) | 8.49 |
| Granted | 0 | |
| Outstanding at September 30, 2004 | 122,625 | $ 10.05 |
| | | |
| Exercisable at September 30, 2004 | 84,375 | $ 9.73 |

**Note 13 - Stock Option Plan - Continued**

The Company estimated the grant date fair value of each option awarded in fiscal 2002 using the Black-Scholes Option-Pricing model with the following relevant assumptions: dividend yield of 4.08%, risk-free interest rate of 4.49% and expected lives of 10 years. The assumption for expected volatility was 32.63%. The estimated fair value of each option granted was $2.80.

**Note 14 - Regulatory Capital**

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2004, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table.

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Note 14 - Regulatory Capital – Continued**

The following table presents the Bank's capital position based on the September 30 financial statements and the current capital requirements.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | (dollars in thousands) | | | |
| September 30, 2004 | | | | | | |
| Tangible (1) | $52,744 | 6.94% | $ 11,393 | 1.5% | $ N/A | N/A% |
| Tier I capital (2) | 52,744 | 14.49 | N/A | N/A | 21,839 | 6.0 |
| Core (1) | 52,744 | 6.94 | 30,381 | 4.0 | 37,977 | 5.0 |
| Risk-weighted (2) | 54,789 | 15.05 | 29,118 | 8.0 | 36,398 | 10.0 |
| September 30, 2003 | | | | | | |
| Tangible (1) | $52,170 | 7.96% | $ 9,832 | 1.5% | $ N/A | N/A% |
| Tier I capital (2) | 52,170 | 15.61 | N/A | N/A | 20,054 | 6.0 |
| Core (1) | 52,170 | 7.96 | 26,218 | 4.0 | 32,773 | 5.0 |
| Risk-weighted (2) | 54,226 | 16.22 | 26,738 | 8.0 | 34,223 | 10.0 |

(1) To adjust total assets
(2) To risk-weighted assets

The OTS has adopted an interest rate risk component of regulatory capital requirements effective January 1, 1994. The rule requires additional capital to be maintained if the Bank's interest rate risk exposure, measured by the decline in the market value of the Bank's net portfolio value, exceeds 2% of assets as a result of a 200 basis point shift in interest rates. As of September 30, 2004, the Bank is not subject to the interest rate risk requirement.

OTS regulations limit the payment of dividends and other capital distributions by the Bank. The Bank is able to pay dividends during a calendar year without regulatory approval to the extent of the greater of (i) an amount which will reduce by one-half its surplus capital ratio at the beginning of the year plus all its net income determined on the basis of generally accepted accounting principles for that calendar year or (ii) 75% of net income for the last four calendar quarters.

The Bank is restricted in paying dividends on its stock to the greater of the restrictions described in the preceding paragraph, or an amount that would reduce its retained earnings below its regulatory capital requirement or the accumulated bad debt deduction.

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Note 15 - Income Taxes**

The current tax provision consists of the following for the years ended September 30, 2004, 2003 and 2002:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | | *(dollars in thousands)* | |
| Current expense | $ 348 | $657 | $1,027 |
| Deferred benefit | (204) | (2) | (43) |
| Total tax expense | $ 144 | $655 | $ 984 |

The tax effects to temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2004, and 2003 are as follows:

| | 2004 | 2003 |
|---|---|---|
| Deferred Tax Assets: | | |
| ESOP and MRP | $ 44 | $ 44 |
| Deferred compensati0on | 510 | 318 |
| Allowance for loan losses | 999 | 1,042 |
| Allowance for uncollected interest | 21 | 5 |
| Unrealized holding losses on securities | 1,104 | 485 |
| Total gross deferred tax assets | 2,678 | 1,894 |
| Deferred Tax Liabilities: | | |
| Federal Home Loan Bank of Atlanta Stock dividends | (209) | (209) |
| Depreciation | (547) | (607) |
| Market value change in Rabbi Trust assets | (68) | (69) |
| Purchase Accounting Premiums, net | (31) | (9) |
| Total gross deferred tax liabilities | (855) | (894) |
| Net Deferred Tax Assets | $1,823 | $1,000 |

**Note 15 – Income Taxes – Continued**

The amount computed by applying the statutory federal income tax rate to income before taxes and extraordinary item is greater than the taxes provided for the following reasons:

| | For the Years Ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | 2003 | | 2002 | |
| *(dollars in thousands)* | Amount | Percent of Pretax Income | Amount | Percent of Pretax Income | Amount | Percent of Pretax Income |
| Statutory federal income tax rate | $ 350 | 34.00% | $663 | 34.00% | $923 | 34.00% |
| Changes Resulting From | | | | | | |
| State income tax net of federal income tax benefit | (14) | (1.36) | 47 | 2.39 | 57 | 2.09 |
| Income from Life Insurance | (166) | (16.09) | | | | |
| Other | (26) | (2.56) | (55) | (2.84) | 4 | 0.15 |
| | $ 144 | 13.99% | $655 | 33.55% | $984 | 36.24% |

The Company and its subsidiaries file a consolidated income tax return on a fiscal year basis. The returns have been audited by the Internal Revenue Service through the year ended September 30, 1994.

Qualified thrift lenders such as the Bank are not required to provide a deferred tax liability for bad debt reserves for tax purposes that arose in fiscal years beginning before December 31, 1987. Such bad debt reserve for the Bank amounted to approximately $6.2 million with an income tax effect of approximately $2.4 million at September 30, 2004. This bad debt reserve would become taxable if certain conditions are met by the Bank.

**Note 16 - Related Party Transactions**

Director Michael J. Klein is a member holding a 30% ownership interest in Colgate Investments, LLC, a limited liability company that owns real property that the Bank leases for a branch office site. The Bank paid $57,000 in rent to Colgate Investments, LLC during the years ended September 30, 2004, 2003 and 2002, and expects to pay the same amount during the year ended September 30, 2005. The remaining 70% of Colgate Investments, LLC is owned by Mr. Klein's siblings.

**Note 17- Disclosures About Fair Value of Financial Instruments**

The estimated fair values of the Bank's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

The carrying amount is a reasonable estimate of fair value for cash, federal funds and interest-bearing deposits in other banks. Fair value is based upon market prices quoted by dealers for investment securities and mortgage backed securities. The carrying amount of Federal Home Loan Bank of Atlanta stock is a reasonable estimate of fair value. Loans receivable were discounted using a single discount rate, comparing the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These rates were used for each aggregated category of loans as reported on the Office of Thrift Supervision Quarterly Report. The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. Preferred Trust Securities are considered to be at fair value. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered on deposits

**Note 17 - Disclosures About Fair Value of Financial Instruments - Continued**

of similar remaining maturities. The fair value of Federal Home Loan Bank advances is estimated using rates currently offered on advances of similar remaining maturities. The carrying amounts of accrued interest receivable, accrued interest payable and mortgage servicing rights approximate fair value. Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The estimated fair values of the Bank's financial instruments are as follows:

| | September 30, 2004 | | September 30, 2003 | |
|---|---|---|---|---|
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| | *(Amounts in Thousands)* | | | |
| Financial Assets | | | | |
| Cash | $ 14,852 | $ 14,852 | $ 11,032 | $ 11,032 |
| Interest-bearing deposits in other banks | 2,579 | 2,579 | 11,188 | 11,188 |
| Federal funds sold | 384 | 384 | 988 | 988 |
| Interest- bearing time deposits | 100 | 100 | 100 | 100 |
| Investment securities – available for sale | 158,948 | 158,948 | 121,290 | 121,290 |
| Investment securities – held to maturity | 2,497 | 2,496 | 2,500 | 2,551 |
| Loans Receivable | | | | |
| Mortgage loans | $301,424 | $304,809 | $277,355 | $270,107 |
| Share loans | 1,216 | 1,216 | 1,152 | 1,152 |
| Consumer loans | 83,496 | 86,013 | 86,548 | 86,634 |
| Mortgage-backed securities – available for sale | 144,260 | 144,260 | 116,204 | 116,204 |
| Mortgage-backed securities – held to maturity | 26,631 | 26,895 | 18,394 | 18,983 |
| Federal Home Loan Bank of Atlanta stock | 6,105 | 6,105 | 3,305 | 3,305 |
| Accrued interest receivable | 2,599 | 2,599 | 2,115 | 2,115 |
| Mortgage servicing rights | 178 | 178 | 269 | 269 |
| Financial Liabilities | | | | |
| Deposits | $580,622 | 582,047 | $551,929 | $556,982 |
| Federal Home Loan Bank of Atlanta advances | 120,920 | 121,537 | 32,268 | 32,392 |
| Trust preferred securities | -- | -- | 22,500 | 22,500 |
| Junior subordinated debt | 23,197 | 23,197 | -- | -- |
| Accrued interest payable | 363 | 363 | 103 | 103 |
| Off-balance-sheet Financial Instruments | | | | |
| Letters of credit | -- | -- | -- | -- |
| Commitments to extend credit | -- | -- | -- | -- |

**Note 18 - Condensed Financial Information (Parent Company Only)**

Information as to the financial position of BCSB Bankcorp as of September 30, 2004 and 2003 and the results of operations and cash flows for the years ended September 30, 2004, 2003 and 2002 are summarized below.

| Statement of Financial Condition | September 30, | |
|---|---|---|
| | 2004 | 2003 |
| | (in thousands) | |
| Assets | | |
| Cash | $ 88 | $ 528 |
| Interest bearing deposits in other banks | 2,382 | 6,056 |
| Investment securities – available for sale | 5,285 | 3,177 |
| Investment securities – held to maturity | 2,498 | 2,000 |
| Employee stock ownership plan loan | 730 | 913 |
| Accrued interest receivable | 40 | 65 |
| Investment in Subsidiaries | 55,759 | 54,825 |
| Prepaid income taxes | 531 | 188 |
| Other assets | 561 | 698 |
| Total assets | $67,874 | $68,450 |
| *Liabilities and Stockholders' Equity* | | |
| Liabilities | | |
| Junior subordinated debentures | $23,197 | $23,197 |
| Accrued taxes payable | 174 | 189 |
| Dividends payable | 268 | 267 |
| Other liabilities | 106 | 29 |
| | 23,745 | 23,682 |
| Total stockholders' equity | 44,129 | 44,768 |
| Total liabilities and stockholders' equity | $67,874 | $68,450 |

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Note 18 - Condensed Financial Information (Parent Company Only) – Continued**

| Statements of Operations | Years Ended September 30, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | (in thousands) | | |
| Interest and fees on loans | $ 32 | $ 43 | $ 70 |
| Interest and dividends on investment securities | 273 | 199 | 288 |
| Other interest income | 26 | 39 | 33 |
| Total interest income | 331 | 281 | 391 |
| Interest on borrowings | 1,086 | 659 | 187 |
| Net interest income (expense) | (755) | (378) | 204 |
| Other income | 4 | -- | -- |
| Non interest expense | | | |
| Professional fees | 77 | 71 | 75 |
| Other expenses | 203 | 165 | 89 |
| Total non-interest expense | 281 | 236 | 164 |
| Income (loss) before tax provision | (1,033) | (614) | 40 |
| Income tax (benefit) provision | (351) | (209) | 15 |
| (Loss) Income before equity in net income of subsidiary | (682) | (405) | 25 |
| Equity in net income of subsidiary | 1,567 | 1,702 | 1,706 |
| Net income | $ 885 | $1,297 | 1,731 |

| Statements of Cash Flows | Years Ended September 30, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | (in thousands) | | |
| Net income | $ 885 | $ 1,297 | $ 1,731 |
| Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities | | | |
| Accretion of discount on investments | 1 | (4) | -- |
| Gain on sale of investments | (4) | -- | -- |
| Equity in net income of subsidiary | (1,567) | (1,702) | (1,706) |
| Decrease in accrued interest receivable | 25 | 10 | 72 |
| Increase in prepaid taxes | (334) | (153) | (25) |
| (Decrease) Increase in receivable from subsidiary | 183 | 93 | (94) |
| Decrease (increase) in other assets | 137 | (209) | (379) |
| Increase (decrease) in income taxes payable | (15) | 135 | 50 |
| Increase (decrease) in other liabilities | 76 | 13 | (133) |
| Noncash compensation under stock-based benefit plan | 52 | 142 | 102 |
| Net cash (used by) provided by operating activities | $ (561) | $ (378) | $ 382 |

**Note 18 - Condensed Financial Information (Parent Company Only) – Continued**

| | Years Ended September 30, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | *(in thousands)* | | |
| Cash Flows from Investing Activities | | | |
| Additional investment in subsidiaries | $ -- | $(5,310) | $(12,887) |
| Proceeds from maturing interest bearing deposits | -- | -- | 495 |
| Proceeds from maturities of investment securities – held to maturity | 2,000 | 2,000 | 4,000 |
| Proceeds from sale of investment securities – available for sale | 21 | -- | 820 |
| Purchase of investment securities – available for sale | (2,153) | (89) | (3,929) |
| Purchase of investment securities – held to maturity | (2,498) | (500) | (2,496) |
| Principal collected on longer term loans | -- | 184 | 183 |
| Net cash (used by) provided by investing activities | (2,630) | (3,715) | (13,814) |
| Cash Flows from Financing Activities | | | |
| Increase in junior subordinated debentures | -- | 10,310 | 12,887 |
| Treasury Stock repurchase | (6) | (14) | (9) |
| Exercised options | 117 | 102 | 60 |
| Dividends paid | (1,033) | (1,019) | (1,006) |
| Net cash provided (used by) financing activities | (923) | 9,379 | 11,932 |
| Increase (decrease) in cash and cash equivalents | (4,114) | 5,286 | (2,264) |
| Cash and cash equivalents at beginning of period | 6,584 | 1,298 | 3562 |
| Cash and cash equivalents at end of period | $ 2,470 | $6,584 $ | $ 1,298 |

**Note 19 - Quarterly Financial Date (Unaudited)**

Summarized unaudited quarterly financial data for the year ended September 30, 2004 is as follows:

| Operating Summary | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | *(in thousands except per share data)* | | | |
| Interest Income | $7,810 | $7,660 | $8,275 | $8,489 |
| Interest Expense | 3,943 | 3,912 | 4,145 | 4,362 |
| Net Interest Income | 3,867 | 3,748 | 4,130 | 4,127 |
| Provision for Loan Losses | 182 | 86 | 89 | 130 |
| Net Interest Income after provision for loan losses | 3,685 | 3,662 | 4,041 | 3,997 |
| Other Income | 526 | 448 | 268 | 137 |
| Other Expenses | 3,931 | 3,926 | 4,015 | 3,863 |
| Income before income tax expense | 280 | 184 | 294 | 271 |
| Income Taxes | 54 | 23 | 61 | 6 |
| Net Income | $ 226 | $ 161 | $ 233 | $ 265 |
| Per share data: | | | | |
| Earnings – basic | $ .04 | $ .03 | $ .04 | $ .04 |
| Earnings - diluted | $ .04 | $ .03 | $ .04 | $ .04 |

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Note 19 - Quarterly Financial Date (Unaudited) - Continued**

Summarized unaudited quarterly financial data for the year ended September 30, 2003 is as follows:

| Operating Summary | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | *(in thousands except per share data)* | | | |
| Interest Income | $8,682 | $8,654 | $8,193 | $7,637 |
| Interest Expense | 4,186 | 4,045 | 3,995 | 3,881 |
| Net Interest Income | 4,496 | 4,609 | 4,198 | 3,756 |
| Provision for Loan Losses | 282 | 130 | 786 | 160 |
| Net Interest Income after provision for loan losses | 4,214 | 4,479 | 3,412 | 3,596 |
| Other Income | 426 | 526 | 392 | 243 |
| Other Expenses | 3,908 | 3,747 | 3,771 | 3,910 |
| Income ( loss) before income tax expense | 732 | 1,258 | 33 | (71) |
| Income Taxes (benefit) | 279 | 480 | 11 | (115) |
| Net Income | $ 453 | $ 778 | $ 22 | $ 44 |
| Per share data: | | | | |
| Earnings – basic | $ .08 | $ .14 | $ .00 | $ .01 |
| Earnings - diluted | $ .08 | $ .14 | $ .00 | $ .00 |

## BOARD OF DIRECTORS

**Henry V. Kahl**
Chairman of the Board

**H. Adrian Cox**
Vice Chairman of the Board
Insurance Agent for Rohe and Rohe Associates, Baltimore, Maryland

**Gary C. Loraditch**
President and Chief Executive Officer of the Company and the Bank

**William M. Loughran**
Senior Vice President of the Company and the Bank

**Michael J. Klein**
Vice President, Klein's Super Markets

**John J. Panzer, Jr.**
Self Employed Builder

**P. Louis Rohe, Jr.**
Retired

**William J. Kappauf, Jr.**
Director of Cash Management for Baltimore Gas & Electric Co.
Baltimore, Maryland

## EXECUTIVE OFFICERS

**Gary C. Loraditch**
President and Chief Executive Officer

**David M. Meadows**
Vice President, Secretary and General Counsel

**William M. Loughran**
Senior Vice President
Chief Lending Officer

**Kellie T. Rychwalski**
Vice President
Retail Banking Officer

**Bonnie M. Klein**
Vice President and Treasurer
Chief Financial Officer

## OFFICE LOCATIONS

4111 E. Joppa Road, Suite 300
Baltimore, Maryland 21236

1736 Merritt Blvd.
Dundalk, Maryland 21222

515 Eastern Avenue
Baltimore, Maryland 21221

2105 Rock Spring Road
Forest Hill, Maryland 21050

1505 York Road
Lutherville, Maryland 21093

9416 Baltimore National Pike
Ellicott City, Maryland 21042

4208 Ebenezer Road
Perry Hall, Maryland 21128

2165 York Road
Timmonium, Maryland 21093

5340 Campbell Boulevard
Baltimore, Maryland 21236

402 Constant Friendship Boulevard
Abingdon, Maryland 21009

8767 K Philadelphia Road
Baltimore, Maryland 21237

563 Bel Air Plaza
Bel Air, Maryland 21014

6335 Baltimore National Pike
Catonsville, Maryland 21228

2128 N. Fountain Green Road
Bel Air, Maryland 21015

9613 Harford Road
Baltimore, MD 21234

4226 Harford Road
Baltimore, Maryland 21214

## CORPORATE INFORMATION

**Independent Certified Public Accountants**
Beard Miller Company LLP
7621 Fitch Lane
Baltimore, Maryland 21236

**General Counsel**
Moore, Carney, Ryan & Lattanzi, LLC
4111 E. Joppa Road, Suite 201
Baltimore, Maryland 21236

**Transfer Agent and Registrar**
American Stock and Transfer Co.
6201 15th Avenue
Brooklyn, New York 11212

**Special Counsel**
Muldoon Murphy Faucette & Aguggia LLP
5101 Wisconsin Ave., NW
Washington, D.C. 20016

**Annual Meeting**
The 2004 Annual Meeting of Stockholders will be held on February 9, 2004 at 4:00 p.m. at the Bank's Perry Hall office located at 4208 Ebenezer Road, Baltimore, Maryland

**Annual Report on Form 10-K**

**A copy of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2004 Annual Meeting upon written request to Corporate Secretary, BCSB Bankcorp, Inc., 4111 E. Joppa Road, Suite 300, Baltimore, Maryland 21236.**


BCSB
BANKCORP

BCSB Bankcorp, Inc.

4111 E. Joppa Road
Baltimore, MD 21236
(410) 256-5000
www.baltcosavings.com